IRSA Propiedades Comerciales S.A.

Unaudited condensed interim consolidated financial statements for the six-month period ended December 31, 2017, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 128, beginning July 1, 2017.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: approved by the ordinary and extraordinary general shareholders’ meeting held on October 31, 2016, registered with the Supervisory Board of Companies on April 28, 2017, under N° 8005 of Book 83, Vol. - Corporations.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 108,981,846 common shares.

Voting stock (direct and indirect equity interest): 86.48%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2017 and June 30, 2017
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	06.30.17
ASSETS
Non-current assets
Investment properties	8	46,178,538	35,916,882
Property, plant and equipment	9	117,988	120,536
Trading properties	10	61,568	61,600
Intangible assets	11	132,040	111,560
Investments in associates and joint ventures	7	986,610	791,626
Deferred income tax assets	18	47,790	59,455
Income tax and minimum presumed income tax credits		51	29
Trade and other receivables	13	849,836	777,818
Investments in financial assets	12	92,398	66,717
Total non-current assets		48,466,819	37,906,223
Current Assets
Inventories		26,981	22,722
Restricted assets	12	-	49,525
Income tax and minimum presumed income tax credits		4,738	1,933
Trade and other receivables	13	1,512,916	1,453,312
Investments in financial assets	12	2,543,230	1,180,249
Derivative financial instruments	12	20,198	-
Cash and cash equivalents	12	3,327,288	1,807,544
Total current assets		7,435,351	4,515,285
TOTAL ASSETS		55,902,170	42,421,508
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent		32,707,135	22,145,079
Non-controlling interest		1,211,943	871,169
TOTAL SHAREHOLDERS’ EQUITY		33,919,078	23,016,248
LIABILITIES
Non-current liabilities
Trade and other payables	15	425,445	406,598
Borrowings	16	9,252,448	5,918,119
Deferred income tax liabilities	18	10,568,754	11,263,341
Provisions	17	16,955	16,509
Total non-current liabilities		20,263,602	17,604,567
Current liabilities
Trade and other payables	15	1,100,603	1,104,982
Income tax liabilities		188,609	268,957
Payroll and social security liabilities		107,953	147,095
Borrowings	16	269,164	249,868
Derivative financial instruments	12	27,777	4,950
Provisions	17	25,384	24,841
Total current liabilities		1,719,490	1,800,693
TOTAL LIABILITIES		21,983,092	19,405,260
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		55,902,170	42,421,508

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the six and three-month periods ended December 31, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.17	12.31.16 (recast)	12.31.17	12.31.16 (recast)
Revenues from sales, rentals and services	19	2,055,668	1,679,617	1,068,616	911,194
Revenues from expenses and collective promotion fund	19	855,798	744,179	445,865	404,123
Costs	20	(1,058,767)	(914,446)	(548,843)	(488,329)
Gross profit		1,852,699	1,509,350	965,638	826,988
Net gain from fair value adjustments of investment properties	8	9,868,269	2,284,755	7,544,875	1,299,786
General and administrative expenses	20	(169,975)	(154,751)	(87,543)	(90,582)
Selling expenses	20	(129,109)	(124,416)	(71,318)	(65,209)
Other operating results, net	21	(14,021)	22,661	(12,850)	26,681
Profit from operations		11,407,863	3,537,599	8,338,802	1,997,664
Share of profit of associates and joint ventures	7	195,886	81,601	153,293	58,219
Profit from operations before financing and taxation		11,603,749	3,619,200	8,492,095	2,055,883
Finance income	22	171,113	133,990	99,498	62,381
Finance cost	22	(1,383,813)	(670,592)	(896,706)	(379,906)
Other financial results	22	707,177	49,973	508,470	133,468
Financial results, net		(505,523)	(486,629)	(288,738)	(184,057)
Profit before income tax		11,098,226	3,132,571	8,203,357	1,871,826
Income tax expense	18	484,604	(1,046,908)	1,444,737	(565,782)
Profit for the period		11,582,830	2,085,663	9,648,094	1,306,044
Total comprehensive income for the period		11,582,830	2,085,663	9,648,094	1,306,044
			-	-	-
Attributable to:			-	-	-
Equity holders of the parent		11,242,056	2,002,924	9,360,914	1,250,834
Non-controlling interest		340,774	82,739	287,180	55,210

Profit per share attributable to equity holders of the parent for the period:
Basic		89.21	15.89	74.28	9.93
Diluted		89.21	15.89	74.28	9.93

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(19,784)	18,429,374	22,145,079	871,169	23,016,248
Comprehensive income for the period - (Profit)	-	-	-	-	-	-	-	-	11,242,056	11,242,056	340,774	11,582,830
Dividends distribution in cash – Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	-	-	(680,000)	(680,000)	-	(680,000)
Reserve constitution - Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	2,270,478	-	(2,270,478)	-	-	-
Reserve reclassification- Shareholders’ meeting of October 31, 2017	-	-	-	-	(356,598)	-	356,598	-	-	-	-	-
Balance as of December 31, 2017	126,014	69,381	444,226	39,078	-	2,700,192	2,627,076	(19,784)	26,720,952	32,707,135	1,211,943	33,919,078

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total shareholder’s equity
Balance as of June 30, 2016 (recast)	126,014	69,381	444,226	39,078	-	2,700,192	-	(19,770)	16,295,496	19,654,617	775,600	20,430,217
Comprehensive income for the period - (Profit)	-	-	-	-	-	-	-	-	2,002,924	2,002,924	82,739	2,085,663
Dividends distribution in cash – Shareholders’ meeting of October 31, 2016	-	-	-	-	-	-	-	-	(460,000)	(460,000)	-	(460,000)
Reserve constitution - Shareholders’ meeting of October 31, 2016	-	-	-	-	356,598	-	-	-	(356,598)	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(22,500)	(22,500)
Incorporation as result of business combination	-	-	-	-	-	-	-	-	-	-	44,959	44,959
Balance as of December 31, 2016 (recast)	126,014	69,381	444,226	39,078	356,598	2,700,192	-	(19,770)	17,481,822	21,197,541	880,798	22,078,339

(1)
See Note 18 to the annual consolidated financial statements as of June 30, 2017.
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Nota	12.31.17	12.31.16 (recast)
Operating activities:
Cash generated from operations	14	1,800,866	1,163,761
Income tax paid		(281,495)	(158,147)
Net cash generated from operating activities		1,519,371	1,005,614

Investing activities:
Capital contributions in joint ventures	7	(11,700)	(1,000)
Acquisition of investment properties	8	(388,229)	(78,928)
Proceeds from sale of investment properties		-	90,720
Acquisition of property, plant and equipment		(6,351)	(10,213)
Advance payments		(62,263)	-
Acquisition of intangible assets	11	(29,803)	(12,928)
Acquisitions of investments in financial assets		(3,983,154)	(1,216,376)
Proceeds from investments in financial assets		2,907,472	1,766,117
Loans granted, net		(10,769)	-
Loans granted to related parties		-	(244,722)
Loans repayment received from related parties		-	283,556
Collection of financial assets and interests		42,110	14,300
Acquisition of subsidiaries, net of cash acquired		-	(46,145)
Dividends received		12,678	-
Net cash (used in) / generated from investing activities		(1,530,009)	544,381

Financing activities:
Issuance of non-convertible notes		2,365,003	-
Payment of borrowings		(1,141)	(39,883)
Payment of financial leasing		(1,386)	(883)
Payment of dividends		(680,000)	(25,305)
Payment of derivative financial instruments		(13,946)	(26,664)
Proceeds from derivative financial instruments		125,428	64,512
Payment of interest		(309,965)	(272,218)
Dividends paid to non-controlling interest		-	(33,036)
Short-term loans, net		(7,098)	54,262
Net cash generated / (used in) from financing activities		1,476,895	(279,215)

Net increase in cash and cash equivalents		1,466,257	1,270,780
Cash and cash equivalents at beginning of period	12	1,807,544	33,049
Foreign exchange gain on cash and fair value result or cash equivalents		53,487	414
Cash and cash equivalents at end of the year	12	3,327,288	1,304,243

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim consolidated financial statements (hereinafter, financial statements), the Group operates 333,155 square meters in 16 shopping malls, 86,495 square meters in 7 premium offices and an extensive land reserve for future commercial developments. The Group operates and holds a majority interest in a portfolio of fifteen shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building of the Patio Olmos shopping mall, in the province of Córdoba, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent company is IRSA and IFIS Limited is our ultimate parent company.

These financial statements have been approved by the Board of Directors to be issued on February 7, 2018.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the annual consolidated financial statements of the Group as of June 30, 2017 prepared in accordance with International Financial Reporting Standards (IFRS) in force. Furthermore, these financial statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these financial statements according to IFRS.

These financial statements corresponding to the interim six-month periods ended December 31, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Group’s interim periods results do not necessarily reflect the proportion of the Group’s full-year results.

Under IAS 29 “financial reporting in hyperinflationary economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this financial statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

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IRSA Propiedades Comerciales S.A.

Considering the released inflation data in Argentina and the declining inflation trend in recent years, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reporting periods. However, over the last years, certain macroeconomic variables, such as payroll costs and input prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these financial statements.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these financial statements are consistent with those applied in the preparation of the information are described in Note 2 to the annual cosolidated financial statements from June 30, 2017.

2.3.
Comparability of information

Balance items as of June 30, 2017 and December 31, 2016 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain figures of the originally issued financial statements as of December 31, 2016 have been adjusted to reflect the change of accounting policy related to investment property as determined by the Board of Directors during the fiscal year ended June 30, 2017, as required by the IAS 8. Reclassifications have been made in the comparative information as of June 30, 2017 and December 31, 2016.

The table presented below includes reconciliations between statements of comprehensive Income for the periods ended December 31, 2016 (six and three months), as originally issued, and these (recast) financial statements. There is no impact on any of the relevant sum totals of the cash flow statement.

	Six months
	12.31.16 (originally issued)	12.31.16 (adjustment)		12.31.16 (recast)
Revenues from sales, rentals and services	1,679,617	-		1,679,617
Revenues from expenses and collective promotion fund	744,179	-		744,179
Costs	(1,020,879)	106,433	(a)	(914,446)
Gross profit	1,402,917	106,433		1,509,350
Gain from disposal of investment properties	47,171	(47,171)	(b)	-
Net gain from fair value adjustments of investment properties	-	2,284,755	(c)	2,284,755
General and administrative expenses	(153,224)	(1,527)	(a)	(154,751)
Selling expenses	(124,416)	-		(124,416)
Other operating results, net	24,524	(1,863)	(d)	22,661
Profit from operations	1,196,972	2,340,627		3,537,599
Share of profit of associates and joint ventures	36,696	44,905	(e)	81,601
Profit from operations before financing and taxation	1,233,668	2,385,532		3,619,200
Finance income	133,990	-		133,990
Finance cost	(670,592)	-		(670,592)
Other financial results	49,973	-		49,973
Financial results, net	(486,629)	-		(486,629)
Profit before income tax	747,039	2,385,532		3,132,571
Income tax expense	(228,593)	(818,315)	(f)	(1,046,908)
Profit for the period	518,446	1,567,217		2,085,663
Total comprehensive income for the period	518,446	1,567,217		2,085,663

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IRSA Propiedades Comerciales S.A.

	Three months
	12.31.16 (originally issued)	12.31.16 (adjustment)		12.31.16 (recast)
Revenues from sales, rentals and services	911,194	-		911,194
Revenues from expenses and collective promotion fund	404,123	-		404,123
Costs	(539,987)	51,658	(a)	(488,329)
Gross profit	775,330	51,658		826,988
(Gain) / Loss from disposal of investment properties	47,171	(47,171)	(b)	-
Net gain from fair value adjustments of investment properties	-	1,299,786	(c)	1,299,786
General and administrative expenses	(89,055)	(1,527)	(a)	(90,582)
Selling expenses	(65,209)	-		(65,209)
Other operating results, net	28,544	(1,863)	(d)	26,681
Profit from operations	696,781	1,300,883		1,997,664
Share of profit of associates and joint ventures	20,640	37,579	(e)	58,219
Profit from operations before financing and taxation	717,421	1,338,462		2,055,883
Finance income	62,381	-		62,381
Finance cost	(379,906)	-		(379,906)
Other financial results	133,468	-		133,468
Financial results, net	(184,057)	-		(184,057)
Profit before income tax	533,364	1,338,462		1,871,826
Income tax expense	(112,529)	(453,253)	(f)	(565,782)
Profit for the period	420,835	885,209		1,306,044
Total comprehensive income for the period	420,835	885,209		1,306,044

(a)
Relates to the elimination of investment properties depreciation net of the increase in property, plant and equipment depreciation (investment property is transferred to property, plant and equipment when it is used by the company; therefore, the transfer is made at the book value of such property, which is then valued in accordance with the accounting policy applicable to the relevant item to which it is transferred, and the depreciation charge increases).
(b)
Due to the change in accounting policy, there is no gain from disposal of investment property as the investment property is measured at fair value until the date of the disposal.
(c)
Represents the net change in fair value.
(d)
The costs related to the disposal of investment property where reclassified to this line. Previously the costs were in “(Gain) / Loss from disposal of investment properties”.
(e)
Relates to changes in share of profit / (loss) in associates and joint ventures due to the change in accounting policy.
(f)
Reflects the tax effect due to change in accounting policy.

2.4
Use of estimates

The preparation of financial statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements as of June 30, 2017.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

4.
Acquisitions and disposals

There were not relevants acquisitions and disposals during de six-month period ended December 31, 2017. The relevants acquisitions and disposals from the exercise finished June 30, 2017 were descripted in the Note 3 as of the annual consolidated financial statements at June 30, 2017.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 4 to the consolidated financial statements as of June 30, 2017. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2017 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

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IRSA Propiedades Comerciales S.A.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended December 31, 2016 and 2017. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the statements of comprehensive income; and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the annual consolidated financial statements as of June 30, 2017.

In the fiscal year ended June 30, 2017, the Group introduced a change in the way the CODM evaluates performance for "offices and others" and "sales and developments" segments. For those investment properties sold in our offices and others segment, their change in fair value (or realized gain) is now shown as part of the sales and developments segment. This change has been retroactively effected for all periods presented.

	12.31.17
	Urban properties			Investments	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in joint ventures	Total as per statement of comprehensive income
	Shopping malls	Offices and others	Sales and developments	Financial operations
				and others
Revenues	1,809,521	227,319	40,082	371	2,077,293	855,798	(21,625)	2,911,466
Costs	(171,684)	(16,141)	(8,557)	(12)	(196,394)	(869,922)	7,549	(1,058,767)
Gross profit (loss)	1,637,837	211,178	31,525	359	1,880,899	(14,124)	(14,076)	1,852,699
Net gain from fair value changes in investment properties	9,041,394	811,000	140,674	-	9,993,068	-	(124,799)	9,868,269
General and administrative expenses	(134,596)	(19,339)	(16,963)	-	(170,898)	-	923	(169,975)
Selling expenses	(108,023)	(15,295)	(7,498)	(493)	(131,309)	-	2,200	(129,109)
Other operating results, net	(26,182)	11,623	(1,478)	-	(16,037)	-	2,016	(14,021)
Profit (Loss) from operations	10,410,430	999,167	146,260	(134)	11,555,723	(14,124)	(133,736)	11,407,863
Share in profit of associates and joint ventures (Note 7)	-	24,602	-	1,317	25,919	-	169,967	195,886
Profit (Loss) before financing and taxation	10,410,430	1,023,769	146,260	1,183	11,581,642	(14,124)	36,231	11,603,749
Investment properties	37,986,698	7,901,945	1,299,369	-	47,188,012	-	(1,009,474)	46,178,538
Property, plant and equipment	54,598	63,846	-	-	118,444	-	(456)	117,988
Trading properties	-	-	61,568	-	61,568	-	-	61,568
Goodwill	1,323	30,288	-	-	31,611	-	(5,236)	26,375
Right to receive future units under barter agreements	-	-	23,482	-	23,482	-	-	23,482
Inventories	27,584	-	-	-	27,584	-	(603)	26,981
Investments in associates and joint ventures	-	125,291	-	85,556	210,847	-	775,481	986,328
Operating assets	38,070,203	8,121,370	1,384,419	85,556	47,661,548	-	(240,288)	47,421,260

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IRSA Propiedades Comerciales S.A.

	12.31.16 (recast)
	Urban properties			Investments	Total segmet reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in joint ventures	Total as per statement of comprehensive income
	Shopping malls	Offices and others	Sales and developments	Financial operations
				and others
Revenues	1,495,319	197,370	1,089	392	1,694,170	744,179	(14,553)	2,423,796
Costs	(146,420)	(10,295)	(6,272)	(37)	(163,024)	(757,307)	5,885	(914,446)
Gross profit (loss)	1,348,899	187,075	(5,183)	355	1,531,146	(13,128)	(8,668)	1,509,350
Net gain from fair value changes in investment properties	1,697,805	529,396	96,492	-	2,323,693	-	(38,938)	2,284,755
General and administrative expenses	(123,432)	(17,291)	(14,521)	-	(155,244)	-	493	(154,751)
Selling expenses	(93,493)	(21,475)	(8,169)	(2,372)	(125,509)	-	1,093	(124,416)
Other operating results, net	(22,316)	46,879	(1,972)	(33)	22,558	-	103	22,661
Profit (Loss) from operations	2,807,463	724,584	66,647	(2,050)	3,596,644	(13,128)	(45,917)	3,537,599
Share in profit of associates and joint ventures	-	33,361	-	18,373	51,734	-	29,867	81,601
Profit before Financing and Taxation	2,807,463	757,945	66,647	16,323	3,648,378	(13,128)	(16,050)	3,619,200
Investment properties	28,311,854	5,803,439	1,081,832	-	35,197,125	-	(677,836)	34,519,289
Property, plant and equipment	47,951	68,021	-	-	115,972	-	(585)	115,387
Trading properties	1,336	-	46,659	-	47,995	-	-	47,995
Goodwill	1,323	26,976	-	-	28,299	-	(5,234)	23,065
Right to receive future units under barter agreements	-	-	38,281	-	38,281	-	-	38,281
Inventories	23,796	-	-	-	23,796	-	(440)	23,356
Investments in associates	-	148,003	-	93,860	241,863	-	494,099	735,962
Operating assets	28,386,260	6,046,439	1,166,772	93,860	35,693,331	-	(189,996)	35,503,335

10

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates:

	% of ownership interest held by non-controlling interests		Value of Company’s interest in equity		Company’s interest in comprehensive income
Name of the entity	12.31.17	06.30.17	12.31.17	06.30.17	12.31.17	12.31.16 (recast)
Joint ventures
Quality Invest S.A.	50%	50%	618,284	481,907	124,677	17,410
Nuevo Puerto Santa Fe S.A. (1) (2)	50%	50%	157,197	111,908	45,290	12,457
La Rural S.A. (1) (3)	50%	50%	125,291	113,365	24,602	33,361
Associates
Tarshop S.A. (3)	20%	20%	84,939	80,694	4,246	18,373
Others associates (4)			617	3,546	(2,929)	-
Total interests in associates and joint ventures (5)			986,328	791,420	195,886	81,601

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Last financial statements issued
				Share capital (nominal value)	Income for the period	Equity
Joint ventures
Quality Invest S.A.	Argentina	Real estate	81,814,342	163,629	249,353	1,228,745
Nuevo Puerto Santa Fe S.A. (1) (2)	Argentina	Real estate	138,750	27,750	90,581	311,749
La Rural S.A. (1) (3)	Argentina	Event organization and others	714,498	1,430	90,087	201,262
Associates
Tarshop S.A. (3)	Argentina	Consumer financing	48,759,288	598,796	21,231	424,696

(1)
Includes adjustment for the change in accounting policy in investment properties. (See Note 2.3)
(2)
Nominal value per share Ps. 100.
(3)
Correspond to profit for the six-month period ended at December 31, 2017 and 2016.
(4)
Represents other individually non-significant associates
(5)
Includes Ps. 282 and Ps. 206 as of December 31, 2017 and June 30, 2017, respectively, in relation to the equity interest in Avenida Compras disclosed under (Note 17).

Changes in the Group’s investments in associates and joint ventures for the period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	12.31.17	06.30.17
Beginning of the period / year	791,420	597,759
Profit sharing, net	195,886	152,703
Capital contributions	11,700	3,000
Dividends distributed	(12,678)	(20,284)
Incorporation as result of business combination, net (i)	-	47,852
Acquisitions	-	10,390
End of the period / year (5)	986,328	791,420

 (i) In July 2016, the Group through IRSA Propiedades Comerciales acquired 20% shareholding in Entertainment Holding S.A (EHSA). It also acquired 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53 million. As a result, the Group now holds 70% of the voting stock of EHSA. See Note 3 to the annual consolidated financial statements.

11

IRSA Propiedades Comerciales S.A.

Quality Invest S.A.

On January 2015, Quality Invest S.A. (“Quality”) and the Municipality of San Martín signed an agreement for a mixed-use development, which includes, among others, the development of shopping mall, offices, apartments in the premises where the former factory of Nobleza Piccardo was located.

Quality agreed to pay $ 40 million which will be paid in two installments of $ 20 millon each. The first of these installments was acctually paid.

On June 28, 2017, Quality signed an agreement with EFESUL S.A. in order to assume as their own the obligations that the latter agreed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. These agreement contemplates a donation in the amount of $ 15 million, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the second installment in cash was replaced by the sum of $ 71 million payable in 18 equal and consecutive monthly installments. As of the date of these financial statements, the first six installments have been canceled, and the deadline for submission of the subdivision plan has been placed on hold by the Municipality.

Additionally, during the last quarter of 2017, a team composed by expert advisors specialized in various subjects (urban planning, traffic, environment, etc.) was formed together with the contracting of market and segment studies, with the aim of specifying the best way to develop and define the optimal mixed-use business for the property.

As of the date of these financial statements, the first six installments have been canceled, and the subdivision plan has not yet been submitted.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Shopping malls	Office and other rental properties	Undeveloped parcels of land	Properties under development	12.31.17	06.30.17

Fair value hierarchy	3	2	2	2
Fair value at beginning of the period / year	28,560,779	5,598,753	1,158,695	598,655	35,916,882	32,234,096
Additions	123,099	2,351	-	246,505	371,955	679,067
Capitalization of financial costs	-	-	-	8,412	8,412	2,310
Capitalized lease costs	12,124	2,860	-	1,290	16,274	24,798
Depreciation of capitalized lease costs (i)	(917)	(1,087)	-	-	(2,004)	(2,002)
Transfers	2,087	-	-	(2,087)	-	-
Transfer to trading properties	-	-	-	-	-	(13,617)
Disposals	(1,250)	-	-	-	(1,250)	(141,183)
Net gain from fair value adjustment on investment properties	8,995,909	675,605	140,674	56,081	9,868,269	3,133,413
Fair value at end of the period / year	37,691,831	6,278,482	1,299,369	908,856	46,178,538	35,916,882

(i) On December 31, 2017 the amortization charge was included in “Costs” in the statements of comprehensive income (Note 20).

The following amounts have been recognized in the statements of comprehensive income:

	12.31.17	12.31.16 (recast)
Revenues from rental and services (Note 19)	2,016,384	1,678,696
Expenses and collective promotion fund (Note 19)	855,798	744,179
Cost of property operations (Note 20)	(1,050,223)	(907,705)
Net unrealized gain from fair value adjustment on investment properties	9,868,269	2,244,964
Net realized gain from fair value adjustment on investment properties	-	39,791

Valuation techniques are described in Note 10 to the financial statements as of June 30, 2017. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 18 to these financial statements, which increased the fair value of the shopping malls.

12

IRSA Propiedades Comerciales S.A.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Othes	12.31.17	06.30.17
Costs	88,627	26,541	143,931	3,154	110	262,363	238,497
Accumulated depreciation	(23,162)	(13,339)	(103,412)	(1,914)	-	(141,827)	(120,172)
Net book amount at beginning of the period / year	65,465	13,202	40,519	1,240	110	120,536	118,325
Additions	-	151	9,566	-	-	9,717	23,866
Depreciation charges (i)	(1,792)	(1,146)	(9,041)	(286)	-	(12,265)	(21,655)
Net book amount at end of the period / year	63,673	12,207	41,044	954	110	117,988	120,536
Costs	88,627	26,692	153,497	3,154	110	272,080	262,363
Accumulated depreciation	(24,954)	(14,485)	(112,453)	(2,200)	-	(154,092)	(141,827)
Net book amount at end of the period / year	63,673	12,207	41,044	954	110	117,988	120,536

(i)
 On December 31, 2017 depreciation charges were included in “Costs” in the amount of Ps. 7,949, in “General and administrative expenses” in the amount of Ps. 4,182 and in “Selling expenses“ in the amount of Ps. 134 in the statement of comprehensive income (Note 20).

10.
Trading properties

Changes in in the Group’s trading properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Completed properties	Undeveloped sites	12.31.17	06.30.17
Net book amount at beginning of the period / year	341	61,259	61,600	48,029
Transfers from intangible assets	4,078	-	4,078	12,857
Transfers from investment properties	-	-	-	13,617
Disposals (Note 20)	(4,110)	-	(4,110)	(12,903)
Net book amount at end of the period / year	309	61,259	61,568	61,600

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	12.31.17	06.30.17
Costs	26,375	50,479	20,873	27,560	11,861	137,148	87,844
Accumulated depreciation	-	(17,370)	(1,832)	-	(6,386)	(25,588)	(20,705)
Net book amount at beginning of the period / year	26,375	33,109	19,041	27,560	5,475	111,560	67,139
Additions	-	29,803	-	-	-	29,803	35,786
Incorporation as result of business combination	-	-	-	-	-	-	26,375
Transfers to trading properties	-	-	-	(4,078)	-	(4,078)	(12,857)
Amortization charge (i)	-	(2,387)	(667)	-	(2,191)	(5,245)	(4,883)
Net book amount at end of the period / year	26,375	60,525	18,374	23,482	3,284	132,040	111,560
Costs	26,375	80,282	20,873	23,482	11,861	162,873	137,148
Accumulated depreciation	-	(19,757)	(2,499)	-	(8,577)	(30,833)	(25,588)
Net book amount at end of the period / year	26,375	60,525	18,374	23,482	3,284	132,040	111,560

(i)
On December amortization charge is included in “Costs” in the statements of comprehensive income (Note 20). There are no impairment charges for any of the reported periods / years.
(ii)
Corresponds to Distrito Arcos.
(iii)
Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

13

IRSA Propiedades Comerciales S.A.

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the consolidated statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 15 to the financial statements as of June 30, 2017.

Financial assets and financial liabilities as of December 31, 2017 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,152,344	-	-	-	1,152,344	1,361,977	2,514,321
Investments in financial assets:
- Investment in equity public companies’s securities	-	133,805	-	-	133,805	-	133,805
- Non-convertible notes issued by related parties (Note 24 and 25)	-	285,587	-	-	285,587	-	285,587
- Mutual funds	-	467,312	-	-	467,312	-	467,312
- ETF funds	-	82,467	-	-	82,467	-	82,467
- Government bonds	-	1,189,862	-	-	1,189,862	-	1,189,862
- Non-Convertible Notes TGLT	-	-	-	476,595	476,595	-	476,595
Derivative financial instruments	-	-	20,198	-	20,198	-	20,198
Cash and cash equivalents:
- Cash at banks and on hand	94,275	-	-	-	94,275	-	94,275
- Short- term investments	-	3,233,013	-	-	3,233,013	-	3,233,013
Total	1,246,619	5,392,046	20,198	476,595	7,135,458	1,361,977	8,497,435

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Nivel 2
Liabilities as per statement of financial position

Trade and other payables (Note 15)	452,243	-	452,243	1,073,805	1,526,048
Derivative financial instruments	-	27,777	27,777	-	27,777
Borrowings (excluding finance leases liabilities) (Note 16)	9,515,866	-	9,515,866	-	9,515,866
Total	9,968,109	27,777	9,995,886	1,073,805	11,069,691

Group´s financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,096,254	-	1,096,254	1,266,624	2,362,878
Investments in financial assets:
- Investment in equity public companies’s securities	-	157,689	157,689	-	157,689
- Non-convertible notes issued by related parties (Note 24 and 25)	-	267,365	267,365	-	267,365
- Mutual funds	-	196,016	196,016	-	196,016
- ETF funds	-	70,148	70,148	-	70,148
- Government bonds	-	555,748	555,748	-	555,748
Activos restringidos (*) (Note 25)	49,525	-	49,525	-	49,525
Cash and cash equivalents:
- Cash at banks and on hand	119,705	-	119,705	-	119,705
- Short- term investments	-	1,687,839	1,687,839	-	1,687,839
Total	1,265,484	2,934,805	4,200,289	1,266,624	5,466,913

 (*) Represents cash related to the employee capitalization plan.
14

IRSA Propiedades Comerciales S.A.

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2

Liabilities as per statement of financial position
Trade and other payables (Note 15)	492,944	-	492,944	1,018,636	1,511,580
Derivative financial instruments	-	4,950	4,950	-	4,950
Borrowings (excluding finance leases liabilities) (Note 16)	6,164,838	-	6,164,838	-	6,164,838
Total	6,657,782	4,950	6,662,732	1,018,636	7,681,368

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve
Foreign exchange curve

Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

Non-Convertible Notes - TGLT	Black & Scholes	Black & Scholes	Price and volatility of the subjacent
Market Interest rate

        Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

        As of December 31, 2017, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

13.
Trade and other receivables

       The following table shows the amounts of Group's trade and other receivables as of December 31, 2017 and June 30, 2017:

	12.31.17	06.30.17
Lease and services receivables	396,989	338,595
Post-dated checks	385,661	422,984
Averaging of scheduled rent escalation	310,558	271,747
Debtors under legal proceedings	114,976	100,808
Consumer financing receivables	16,234	15,786
Property sales receivables	13,064	5,510
Less: allowance for doubtful accounts	(151,404)	(131,583)
Total trade receivables	1,086,078	1,023,847
Advance payments	273,021	285,158
Prepayments	112,680	113,190
Other receivables from partners of joint ventures (*)	81,722	89,131
Loans	33,037	20,324
Other tax receivables	30,774	29,711
VAT receivables	25,308	24,766
Others	3,286	6,108
Expenses to be recovered	6,741	5,226
Less: allowance for doubtful accounts	(165)	(165)
Total other receivables	566,404	573,449
Related parties (Note 24)	710,270	633,834
Total current trade and other receivables	2,362,752	2,231,130
Non-current	849,836	777,818
Current	1,512,916	1,453,312
Total	2,362,752	2,231,130

 (*) Includes Ps. 73,098 and Ps. 66,711 as of December 31, 2017 and June 30, 2017, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (See Note 16)
15

IRSA Propiedades Comerciales S.A.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	12.31.17	06.30.17
Beginning of the period	131,748	93,532
Additions (Note 20)	28,490	49,360
Unused amounts reversed (Note 20)	(7,897)	(8,627)
Used during the period / year	(772)	(2,517)
End of the period / year	151,569	131,748

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the Statement of Comprehensive Income (Note 20). Amounts charged to the allowance account are generally written off, when no recovery is expected.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2017 and 2016:

	Note	12.31.17	12.31.16 (recast)
Net income for the period		11,582,830	2,085,663
Adjustments:
Income tax expense	18	(484,604)	1,046,908
Amortization and depreciation	20	19,514	15,545
Net gain from fair value adjustment on investment properties	8	(9,868,269)	(2,284,755)
Gain from disposal of trading properties		(34,803)	(495)
Directors’ fees		31,828	66,429
Averaging of schedule rent escalation	19	(38,811)	(45,530)
Equity incentive plan	20	5,928	6,107
Financial results, net		814,862	618,320
Provisions and allowances		30,603	31,687
Share of profit of associates and joint ventures	7	(195,886)	(81,601)
Gain resulting from the revaluation of equity interest held before the business combination	21	-	(44,029)
Foreign exchange gain on cash and fair value result of cash equivalents		(53,487)	(414)
Changes in operating assets and liabilities
Increase in inventories		(4,259)	(5,154)
Decrease in trading properties		38,913	529
Increase in trade and other receivables		(22,266)	(202,009)
Increase / (Decrease) in trade and other payables		27,012	(21,014)
Decrease in payroll and social security liabilities		(39,142)	(19,803)
Uses in provisions		(9,097)	(2,623)
Net cash generated from operating activities before income tax paid		1,800,866	1,163,761

	12.31.17	12.31.16 (recast)
Non-cash transactions
Increase in investment properties through an increase in borrowings	8,412	-
Increase in property plant and equipment through an increase in borrowings	3,366	-
Decrease in equity through a decrease in trade and other receivables (dividends)	-	434,737
Decrease in trade and other receivables through a decrease in borrowings	-	30,123
Increase in investment properties through an increase in trade and other payables	-	15,050
Decrease in equity investments in associates and joint ventures through an increase in trade and other receivables	-	8,841

Balances incorporated as result of business combination

12.31.16 (recast)
Investments in joint ventures	(123,483)
Trade and other receivables	(87,879)
Borrowings	45,253
Deferred income tax	6,636
Income tax and minimum presumed income tax liabilities	1,060
Trade and other payables	13,059
Provisions	2,361
Total net non-cash assets acquired	(142,993)
Fair value of interest held before business combination	74,954
Goodwill	(23,065)
Non-controlling interest	44,959
Cash acquired	(6,902)
Total net assets acquired	(53,047)
Cash acquired	6,902
Acquisition of subsidiaries, net of cash acquired	(46,145)

16

IRSA Propiedades Comerciales S.A.

15.
Trade and other payables

       The following table shows the amounts of Group's trade and other payables as of December 31, 2017 and June 30, 2017:
	12.31.17	06.30.17
Admission rights	508,735	468,323
Rent and service payments received in advance	376,113	380,352
Accrued invoices	133,113	162,980
Trade payables	134,087	133,459
Payments received in advance	31,164	22,115
Tenant deposits	29,160	29,187
Total trade payables	1,212,372	1,196,416
VAT payables	68,999	55,194
Withholdings payable	61,425	56,857
Tax payment plans	14,291	16,503
Others (*)	14,048	62,911
Other tax payables	6,400	12,367
Income to be accrued	6,183	6,430
Other income to be accrued	495	495
Dividends	125	125
Total other payables	171,966	210,882
Related parties (Note 24)	141,710	104,282
Total trade and other payables	1,526,048	1,511,580
Non-current	425,445	406,598
Current	1,100,603	1,104,982
Total	1,526,048	1,511,580

 (*) At June 30, 2017 includes employee capitalization plan in the amount of Ps. 49,525.

16.
Borrowings

       The following table shows the Group's borrowings as of December 31, 2017 and June 30, 2017:
	12.31.17	06.30.17
Non-Convertible notes	9,342,950	5,991,004
Bank loans	76,881	77,445
AABE debts	73,098	66,711
Bank overdrafts	18,994	26,107
Related parties (Note 24)	3,943	3,571
Sellers financing	5,746	3,149
Total borrowings	9,521,612	6,167,987
Non-current	9,252,448	5,918,119
Current	269,164	249,868
Total	9,521,612	6,167,987

On September 5, 2017, a bid was launched for Corporate Notes Class III and IV for a nominal amount of USD 140.0 and a maturity of 36 months from issuance, paid in and payable in dollars, which accrue interest at annual fixed rate of 5.0% payable quarterly. The principal is to be amortized with in one payment due on September 14, 2020. The settelment Class III has been declared void for lack of offers.

17.
Provisions

      The following table shows the movements in the Group's provisions at December 31, 2017 and June 30, 2017 categorized by type of provision:

	Labor, legal and other claims	Investments in associates (*)	12.31.17	06.30.17
Balances at the beginning of the period / year	41,144	206	41,350	33,074
Increases (Note 21)	15,234	-	15,234	25,860
Recovery (Note 21)	(5,224)	-	(5,224)	(11,829)
Increases (Note 7)	-	76	76	206
Used during the period / year	(9,097)	-	(9,097)	(8,322)
Incorporation as result of business combination	-	-	-	2,361
Balances at the end of the period / year	42,057	282	42,339	41,350
Non-current			16,955	16,509
Current			25,384	24,841
Total			42,339	41,350
 (*) Corresponds to investments in associates with negative equity.
17

IRSA Propiedades Comerciales S.A.

18.
Current and deferred income tax

 The details of the Group’s income tax expense are as follows:

	12.31.17	12.31.16 (recast)
Current income tax	198,318	261,960
Deferred income tax	(682,922)	784,948
Income tax - (gain) / loss	(484,604)	1,046,908

Changes in the deferred tax account are as follows:

	12.31.17	06.30.17
Beginning of the period / year	(11,203,886)	(10,098,521)
Income tax	682,922	(1,099,051)
Incorporation as result of business combination	-	(6,314)
Period / year end	(10,520,964)	(11,203,886)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax:
	12.31.17	12.31.16 (recast)
Profit for period before income tax at the prevailing tax rate (i)	(3,844,354)	(1,125,487)
Tax effects of:
Rate change	4,221,129	-
Share of profit of associates and joint ventures (ii)	69,585	28,560
Non-taxable financial dividends	38,334	25,523
Non-taxable / non-deductible items	902	3,060
Recovery of carry-forwards	-	7,038
Non-taxable loss as result of business combination	-	15,410
Others	(992)	(1,012)
Income tax - gain / (loss)	484,604	(1,046,908)

(i)
Does not include Uruguayan-source results for Ps. 114,357 as of December 31, 2017, and (Ps. 83,105) as of December 31, 2016.
(ii)
Does not include Uruguayan-source results due to equity interest in associates and joint ventures for Ps. (2,929) as of December 31, 2017.

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Jurisdicción del impuesto	Tasa del impuesto
Argentina	35%
Uruguay	0%

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

- Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year of the Group ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

- Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1, 2020, inclusive.

- Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

- Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article  291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

18

IRSA Propiedades Comerciales S.A.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of these financial statements, many issues are pending regulation by the government.

19.
Revenue

	12.31.17	12.31.17 (recast)
Base rent	1,202,499	959,270
Contingent rent	410,515	376,051
Admission rights	150,122	125,379
Parking fees	119,033	95,005
Averaging of scheduled rent escalation	38,811	45,530
Commissions	55,624	46,411
Property management fees	32,884	24,668
Others	6,896	6,382
Total revenues from rentals and services	2,016,384	1,678,696
Sale of trading properties	38,913	529
Total revenues from sale of properties	38,913	529
Other revenues	371	392
Other revenues	371	392
Total revenues from sales, rentals and services	2,055,668	1,679,617
Expenses and collective promotion fund	855,798	744,179
Total revenues from expenses and collective promotion funds	855,798	744,179
Total revenues	2,911,466	2,423,796

20.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.
	Costs (ii)	General and administrative expenses	Selling expenses	12.31.17	12.31.16 (recast)

Salaries, social security costs and other personnel administrative expenses (i)	394,881	38,236	11,693	444,810	371,085
Maintenance, security, cleaning, repairs and other	356,521	8,679	313	365,513	309,462
Advertising and other selling expenses	156,142	-	19,572	175,714	201,814
Taxes, rates and contributions	101,671	1,003	72,679	175,353	140,470
Directors' fees (Note 24)	-	80,821	-	80,821	66,429
Fees and payments for services	3,228	27,168	3,413	33,809	29,027
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed) (Note 13) (*)	-	-	20,593	20,593	23,977
Amortization and depreciation	15,198	4,182	134	19,514	15,545
Leases and expenses	16,030	2,673	138	18,841	16,727
Traveling, transportation and stationery	9,134	1,480	405	11,019	11,402
Other expenses	1,852	5,733	3	7,588	5,755
Cost of sale of properties (Note 10)	4,110	-	-	4,110	34
Commercial compensation	-	-	166	166	1,886
Total 12.31.17	1,058,767	169,975	129,109	1,357,851	-
Total 12.31.16 (recast)	914,446	154,751	124,416	-	1,193,613

(*) At December 31, 2016 includes debt relief for Ps. 242..
(i)
For the six-month period ended December 31, 2017, includes Ps. 409,611 of Salaries, Bonuses and Social Security; Ps. 5,928 of Equity incentive plan and Ps. 29,271 of other concepts. For the six-month period ended December 31, 2016, includes Ps. 332,514 of Salaries, Bonuses and Social Security; Ps. 6,107 of Equity incentive plan and Ps. 32,464 of other concepts.
(ii)
For the six-month period ended December 31, 2017, includes Ps. 1,050,223 of Rental and services costs; Ps. 8,532 of Cost of sales and developments and Ps. 12 of other consumer financing costs. For the six-month period ended December 31, 2016, includes Ps. 907,705 of Rental and services costs; Ps. 6,704 of Cost of sales and developments and Ps. 37 of other consumer financing costs.

19

IRSA Propiedades Comerciales S.A.

21.
Other operating results, net

	12.31.17	12.31.16 (recast)
Management fees	2,054	1,817
Lawsuits (Note 17)	(10,010)	(7,952)
Donations	(13,146)	(16,373)
Gain resulting from the revaluation of equity interest held before the business combination	-	44,029
Expenses related to the sale of investment property	-	(1,863)
Others	7,081	3,003
Total other operating results, net	(14,021)	22,661

22.
Financial results, net
	12.31.17	12.31.16 (recast)
Finance income:
- Dividends income	12,678	8,841
- Interest income	67,156	95,588
- Foreign exchange	91,279	29,561
Finance income	171,113	133,990
Finance costs:	-	-
- Foreign exchange	(976,679)	(304,594)
- Interest expense	(367,327)	(339,297)
- Others financial costs	(48,219)	(26,701)
Subtotal finance costs	(1,392,225)	(670,592)
Less: Capitalized finance costs	8,412	-
Finance costs	(1,383,813)	(670,592)
Other financial results:	-	-
- Fair value gains of financial assets at fair value through profit or loss	598,324	3,212
- Gain from derivative financial instruments	108,853	46,761
Other financial results	707,177	49,973
Total financial results, net	(505,523)	(486,629)

23.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Information about, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F - Cost of sales and services provided	Note 20 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

20

IRSA Propiedades Comerciales S.A.

24.
Related parties transactions

      The following is a summary of the balances with related parties:

Item	12.31.17	06.30.17
Trade and other payables	710,270	633,834
Borrowings	285,587	267,365
Trade and other receivables	(141,710)	(104,282)
Investments in financial assets	(3,943)	(3,571)
Total	850,204	793,346

Related parties	12.31.17	06.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	609,636	542,052	Advances
	27,846	25,425	Non-convertible notes
	17,615	22,854	Corporate services
	11,926	10,472	Equity incentive plan
	8,037	16,482	Reimbursement of expenses
	1,137	535	Leases collections
	340	-	Advertising space
	(5,371)	(9)	Reimbursement of expenses to pay
	(14,300)	(15,380)	Equity incentive plan to pay
	-	4	Borrowings
	-	265	Commissions
Total direct parent company	656,866	602,700
Cresud S.A.CI.F. y A.	257,741	241,940	Non-convertible notes
	(1,858)	(1,113)	Equity incentive plan to pay
	(26,714)	(23,385)	Reimbursement of expenses to pay
	(47,560)	(13,595)	Corporate services to pay
Total direct parent company of IRSA	181,609	203,847
La Rural S.A.	40,016	16,394	Canon
	5,000	8,841	Dividends
	4,122	3,676	Borrowings
	1,106	119	Leases and/or rights to use space
	(876)	(55)	Reimbursement of expenses to pay
Others associates and joint ventures	5,015	4,557	Borrowings
	1,723	931	Reimbursement of expenses
	567	-	Advertising space
	423	812	Management fees
	(684)	-	Reimbursement of expenses to pay
	(3,943)	(3,571)	Borrowings to pay
	(5,242)	(1,288)	Leases and/or rights to use space to pay
	-	1,625	Leases and/or rights to use space
	-	(105)	Lease collections
	-	(619)	Advertising space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	47,227	31,317
Directors	(31,828)	(44,770)	Fees to pay
	(17)	(17)	Reimbursement of expenses to pay
Total Directors	(31,845)	(44,787)
Others	3,015	3,370	Leases and/or rights to use space
	283	746	Reimbursement of expenses
	214	-	Hotel services
	95	99	Commissions
	(6)	(40)	Hotel services
	(9)	(41)	Leases and/or rights to use space to pay
	(272)	(272)	Dividends to pay
	(534)	(219)	Reimbursement of expenses to pay
	(766)	(3,374)	Legal services
	(5,673)	-	Others
Total Others	(3,653)	269
Total	850,204	793,346

21

IRSA Propiedades Comerciales S.A.

      The following is a summary of the results with related parties:

Related parties	31.12.17	31.12.16 (recast)	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	15,691	10,237	Corporate services
	3,308	3,984	Financial operations
	659	543	Leases and/or rights to use space
	75	70	Commissions
Total direct parent company	19,733	14,834
Cresud S.A.CI.F. y A.	9,404	23,896	Financial operations
	1,981	509	Leases and/or rights to use space
	(80,109)	(63,263)	Corporate services
Total direct parent company of IRSA	(68,724)	(38,858)
La Rural S.A.	12,209	-	Leases and/or rights to use space
Tarshop S.A.	8,748	7,171	Leases and/or rights to use space
	312	-	Commissions
	2,049	1,817	Fees
	117	(473)	Financial operations
Others associates and joint ventures	(321)	(960)	Leases and/or rights to use space
Total associates and joint ventures of IRSA Propiedades Comerciales	23,114	7,555
Directors	(80,821)	(66,429)	Fees
Senior Managment	(5,306)	(3,153)	Fees
Total Directors	(86,127)	(69,582)
Banco de Crédito y Securitización	7,741	4,222	Leases and/or rights to use space
Real Estate Investment Group V LP	-	59,397	Financial operations
Others	3,451	2,979	Leases and/or rights to use space
	(3,879)	(2,576)	Fees
	-	(500)	Donations
Total others	7,313	63,522
Total	(104,691)	(22,529)

      The following is a summary of the transactions with related parties:

Related parties	12.31.17	12.31.16	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	586,745	434,296	Dividends granted
Tyrus	91,910	441	Dividends granted
La Rural S.A	25,356	17,681	Dividends received
Total Distributions	704,011	452,418
Quality Invest S.A.	11,700	1,000	Irrevocable contributions granted
Torodur	-	37,050	Irrevocable contributions granted
Total Contributions to Subsidiaries	11,700	38,050
La Rural S.A		53,050	Share purchase
Total Share Purchase	-	53,050

22

IRSA Propiedades Comerciales S.A.

25.
Foreign currency assets and liabilities

       Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.17	Amount (2)	Exchange rate (3)	06.30.17
Assets
Trade and other receivables
Uruguayan Pesos	17	0.65	11	3	0.58	2
US Dollar	8,062	18.55	149,544	5,423	16.53	89,640
Euros	356	22.28	7,941	-	-	-
Trade and other receivables with related parties
US Dollar	4,153	18.65	77,440	3,147	16.63	52,334
Total trade and other receivables			234,936			141,976
Restricted assets
US Dollar	-	-	-	2,996	16.53	49,525
Total Restricted assets			-			49,525
Investments in financial assets
US Dollar	97,926	18.55	1,816,428	43,368	16.53	716,867
Investment in financial assets with related parties
US Dollar	15,314	18.65	285,587	16,077	16.63	267,365
Total investments in financial assets			2,102,015			984,232
Cash and cash equivalents
Uruguayan Pesos	3	0.65	2	7	0.58	4
US Dollar	11,831	18.55	219,444	6,170	16.53	101,987
Pound	2	25.07	38	1	21.49	32
Euros	1	22.28	28	6	18.85	105
Total cash and cash equivalents			219,512			102,128
Total Assets			2,556,463			1,277,861
Liabilities
Trade and other payables
Uruguayan Pesos	12	0.65	8	9	0.58	5
US Dollar	4,848	18.65	90,410	9,452	16.63	157,190
Trade and other payables with related parties
US Dollar	0.43	18.65	8	271	16.63	4,505
Total trade and other payables			90,426			161,700
Borrowings
US Dollar	504,877	18.65	9,415,460	364,889	16.63	6,068,102
Total borrowings			9,415,460			6,068,102
Provisions
US Dollar	5	18.65	93	5	16.63	83
Total Provisions			93			83
Total Liabilities			9,505,979			6,229,885

(1) Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2) Expressed in thousands of foreign currency.
(3) Exchange rate as of December 31, 2017 and June 30, 2017, respectively according to Banco Nación Argentina.

23

  Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA PROPIEDADES COMERCIALES S.A.

Legal address: Moreno 877 – 22°floor

Autonomous City Buenos Aires

Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of December 31, 2017, and the unaudited condensed interim consolidated statement of comprehensive income for the six-month period ended December 31, 2017 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the six-month period ended December 31, 2017 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

  Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
he unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

  Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of December 31, 2017, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 13,690,147, which was no callable at that date.

Autonomous City of Buenos Aires, February 7, 2018

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales S.A.

Unaudited condensed interim separate financial statements for the six-month period ended December 31, 2017, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2017 and June 30, 2017
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.17	06.30.17
ASSETS
Non-current assets
Investment properties	7	37,432,716	29,072,771
Property, plant and equipment	8	111,710	115,199
Trading properties	9	45,812	45,844
Intangible assets	10	87,290	66,145
Investments in associates and joint ventures	6	7,717,721	5,736,389
Trade and other receivables	12	946,281	921,564
Investments in financial assets	11	92,398	66,717
Total non-current assets		46,433,928	36,024,629
Current Assets
Inventories		23,703	19,528
Restricted assets	11	-	36,263
Trade and other receivables	12	1,389,464	1,267,115
Investments in financial assets	11	1,714,930	937,798
Derivative financial instruments	11	20,198	-
Cash and cash equivalents	11	3,128,665	1,647,926
Total current assets		6,276,960	3,908,630
TOTAL ASSETS		52,710,888	39,933,259
SHAREHOLDERS’ EQUITY
Shareholder´s equity (according to corresponding statement)		32,707,149	22,145,093
TOTAL SHAREHOLDERS’ EQUITY		32,707,149	22,145,093
LIABILITIES
Non-current liabilities
Trade and other payables	14	295,043	281,193
Borrowings	15	9,179,351	5,851,408
Deferred income tax liabilities	16	8,689,244	9,228,181
Other liabilities	6	90,534	64,109
Provisions	17	14,193	14,136
Total non-current liabilities		18,268,365	15,439,027
Current liabilities
Trade and other payables	14	874,228	878,099
Borrowings	15	564,598	1,087,578
Income tax liabilities		162,594	243,700
Payroll and social security liabilities		93,268	120,679
Derivative financial instruments	11	18,817	-
Provisions	17	21,869	19,083
Total current liabilities		1,735,374	2,349,139
TOTAL LIABILITIES		20,003,739	17,788,166
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		52,710,888	39,933,259

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
     for the six and three-month periods ended december 31, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.17	12.31.16 (recast)	12.31.17	12.31.16 (recast)
Revenues from sales, rentals and services	18	1,734,015	1,414,564	896,897	769,387
Revenues from expenses and collective promotion fund	18	737,792	642,616	385,055	351,465
Costs	19	(928,528)	(796,151)	(482,321)	(428,617)
Gross profit		1,543,279	1,261,029	799,631	692,235
Net gain from fair value adjustments of investment properties	7	8,255,908	1,717,598	6,233,182	805,411
General and administrative expenses	19	(153,714)	(147,471)	(76,895)	(86,280)
Selling expenses	19	(108,454)	(107,157)	(58,950)	(57,949)
Other operating results, net	20	(7,729)	(10,568)	(3,225)	(9,251)
Profit from operations		9,529,290	2,713,431	6,893,743	1,344,166
Share of profit of associates and joint ventures	6	1,954,847	508,654	1,650,753	521,749
Profit from operations before financing and taxation		11,484,137	3,222,085	8,544,496	1,865,915
Finance income	21	118,677	56,302	55,779	27,323
Finance cost	21	(1,429,421)	(695,976)	(920,062)	(409,108)
Other financial results	21	654,288	176,292	460,397	112,027
Financial results, net		(656,456)	(463,382)	(403,886)	(269,758)
Profit before income tax		10,827,681	2,758,703	8,140,610	1,596,157
Income tax expense	16	414,375	(755,779)	1,220,304	(345,323)
Profit for the period		11,242,056	2,002,924	9,360,914	1,250,834
Total comprehensive income for the period		11,242,056	2,002,924	9,360,914	1,250,834

Profit per share for the period
Basic		89.21	15.89	74.28	9.93
Diluted		89.21	15.89	74.28	9.93

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,680,422	-	18,429,374	22,145,093
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	11,242,056	11,242,056
Dividends distribution in cash – Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	-	(680,000)	(680,000)
Reserve of constitution - Shareholders’ meeting of October 31, 2017	-	-	-	-	-	-	2,270,478	(2,270,478)	-
Reserve reclassification- Shareholders’ meeting of October 31, 2017	-	-	-	-	(356,598)	-	356,598	-	-
Balance as of December 31, 2017	126,014	69,381	444,226	39,078	-	2,680,422	2,627,076	26,720,952	32,707,149

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Reserve for future dividends	Special reserve CNV 609/12 (1)	Special reserve	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2016 (recast)	126,014	69,381	444,226	39,078	-	2,680,422	-	16,295,496	19,654,617
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	2,002,924	2,002,924
Dividends distribution in cash – Shareholders’ meeting of October 31, 2016	-	-	-	-	-	-	-	(460,000)	(460,000)
Reserve constitution - Shareholders’ meeting of October 31, 2016	-	-	-	-	356,598	-	-	(356,598)	-
Balance as of December 31, 2016 (recast)	126,014	69,381	444,226	39,078	356,598	2,680,422	-	17,481,822	21,197,541

(1)  See Note 15 to the financial statements as of June 30, 2017.
The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

			12.31.16
	Nota	12.31.17	(modificado)
Operating activities:
Cash generated from operations	13	1,478,976	960,523
Income tax paid		(205,669)	(11,954)
Net cash generated from operating activities		1,273,307	948,569

Investing activities:
Acquisition of investment properties	7	(105,948)	(48,458)
Acquisition of joint ventures		-	(53,047)
Acquisition of property, plant and equipment	8	(4,434)	(8,296)
Acquisition of intangible assets	10	(29,801)	(12,926)
Loans granted		(10,769)	-
Acquisitions of financial assets		(3,250,676)	(1,141,321)
Decrease of financial assets		2,670,901	1,527,790
Loans granted to related parties		-	(207,672)
Loans repayment received from related parties		-	74,741
Irrevocable contributions in subsidiaries and joint ventures	6	(27,400)	(52,550)
Proceeds from sale of investment properties		-	90,720
Advances payments		(62,263)	-
Collection of financial assets and interests		40,000	11,148
Net cash (used in) generated from investing activities		(780,390)	180,129
Financing activities:
Repayment of borrowings		(1,141)	(39,876)
Payment of financial leasing		(1,386)	(883)
Repayment of borrowings with related parties		(892,272)	-
Short term loans, net		(13,677)	70,116
Borrowings obtained with related parties		349,859	244,809
Proceeds from derivative financial instruments		125,428	60,588
Payment of derivative financial instruments		(13,946)	(26,287)
Issuance of non-convertible notes		2,365,003	-
Payments of dividends		(680,000)	(25,263)
Payments of interest		(301,147)	(268,541)
Net cash generated from financing activities		936,721	14,663

Net increase in cash and cash equivalents		1,429,638	1,143,361
Cash and cash equivalents at beginning of the year	11	1,647,926	26,059
Foreign exchange gain on cash and fair value result of cash equivalents		51,101	321
Cash and cash equivalents at end of the year	11	3,128,665	1,169,741

The accompanying notes are an integral part of these unaudited condensed interim separate financial statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim separate financial statements (hereinafter, financial statements), the Company operates 333,155 square meters in 16 shopping malls, 86,495 square meters in 7 premium offices and an extensive land reserve for future commercial developments. The company operates and holds a majority interest in a portfolio of fifteen shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building of the Patio Olmos shopping mall, in the province of Córdoba, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

2.
Summary of significant accounting policies

2.1
Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB). These financial statements should be read together with the Annual Separate Financial Statements of the Company as of June 30, 2017. The financial statements are presented in thousands of Argentine Pesos and have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The financial statements corresponding to the six-month periods ended December 31, 2017 and 2016 have not been audited. The management believes they include all necessary settlements to fairly present the profit or loss for each period. The Company’s profit or loss for the six-month periods ended December 31, 2017 and 2016 do not necessarily reflect the proportion of the Company’s full-year profit or loss.

These financial statements have been approved by the Board of Directors to be issued on February 7, 2018.

2.2
Significant accounting policies

The accounting policies applied in the preparation of these financial statements are consistent with those applied in the annual financial statements as of June 30, 2017.

IRSA Propiedades Comerciales S.A.

2.3
Comparability of information

Balance items as of June 30, 2017 and December 31, 2016 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain figures of the originally issued financial statements as of December 31, 2016 have been adjusted to reflect the change of accounting policy related to investment property as determined by the Board of Directors during the fiscal year ended June 30, 2017, as required by IAS 8.

The tables presented below include reconciliations between statements of comprehensive income for the periods ended December 31, 2016 (six and three months) as originally issued, and these (recast) financial statements. There is no impact on any of the relevant sum totals of the cash flow statement.
	Six months
	12.31.16 (originally issued)	12.31.16 (adjustment)		12.31.16 (recast)
Revenues from sales, rentals and services	1,414,564	-		1,414,564
Revenues from expenses and collective promotion fund	642,616	-		642,616
Costs	(874,391)	78,240	a)	(796,151)
Gross profit	1,182,789	78,240		1,261,029
Gain from disposal of investment properties	47,171	(47,171)	b)	-
Net gain from fair value adjustments of investment properties	-	1,717,598	c)	1,717,598
General and administrative expenses	(145,944)	(1,527)	a)	(147,471)
Selling expenses	(107,157)	-		(107,157)
Other operating results, net	(8,704)	(1,864)	d)	(10,568)
Profit from operations	968,155	1,745,276		2,713,431
Share of profit of associates and joint ventures	119,298	389,356	e)	508,654
Profit from operations before financing and taxation	1,087,453	2,134,632		3,222,085
Finance income	56,302	-		56,302
Finance cost	(695,976)	-		(695,976)
Other financial results	176,292	-		176,292
Financial results, net	(463,382)	-		(463,382)
Profit before income tax	624,071	2,134,632		2,758,703
Income tax expense	(144,932)	(610,847)	f)	(755,779)
Profit for the period	479,139	1,523,785		2,002,924
Total comprehensive income for the period	479,139	1,523,785		2,002,924

	Three months
	12.31.16 (originally issued)	12.31.16 (adjustment)		12.31.16 (recast)
Revenues from sales, rentals and services	769,387	-		769,387
Revenues from expenses and collective promotion fund	351,465	-		351,465
Costs	(467,706)	39,089	a)	(428,617)
Gross profit	653,146	39,089		692,235
(Gain) / Loss from disposal of investment properties	47,171	(47,171)	b)	-
Net gain from fair value adjustments of investment properties	-	805,411	c)	805,411
General and administrative expenses	(84,753)	(1,527)	a)	(86,280)
Selling expenses	(57,949)	-		(57,949)
Other operating results, net	(7,387)	(1,864)	d)	(9,251)
Profit from operations	550,228	793,938		1,344,166
Share of profit of associates and joint ventures	187,232	334,517	e)	521,749
Profit from operations before financing and taxation	737,460	1,128,455		1,865,915
Finance income	27,323	-		27,323
Finance cost	(409,108)	-		(409,108)
Other financial results	112,027	-		112,027
Financial results, net	(269,758)	-		(269,758)
Profit before income tax	467,702	1,128,455		1,596,157
Income tax expense	(67,445)	(277,878)	f)	(345,323)
Profit for the period	400,257	850,577		1,250,834
Total comprehensive income for the period	400,257	850,577		1,250,834
(a)
Relates to the elimination of investment properties depreciation net of the increase in property, plant and equipment depreciation (investment property is transferred to property, plant and equipment when it is used by the company; therefore, the transfer is made at the book value of such property, which is then valued in accordance with the accounting policy applicable to the relevant item to which it is transferred, and the depreciation charge increases).
(b)
Due to the change in accounting policy, there is no gain from disposal of investment property as the investment property is measured at fair value until the date of the disposal.
(c)
Represents the net change in fair value.
(d)
The costs related to the disposal of investment property where reclassified to this line. Previously the costs were in “(Gain) / Loss from disposal of investment properties”.
(e)
Relates to changes in share of profit / (loss) in associates and joint ventures due to the change in accounting policy.
(f)
Reflects the tax effect due to change in accounting policy.

IRSA Propiedades Comerciales S.A.

2.4
Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements in the preparation of the financial statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2017. See note 2 to the consolidated financial statements.

3.
Seasonal effects on operations

See note 3 to the unaudited condensed interim consolidated financial statements.

4.
Acquisitions and disposals

There were not relevants acquisitions and disposals during de six-month period ended December 31, 2017. The relevants acquisitions and disposals from the exercise finished June 30, 2017 were descripted in the Note 3 as of the annual consolidated financial statements at June 30, 2017.

5.
Financial Risk Management and fair value estimates

These financial statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with financial statements as of June 30, 2017. There have been no changes in risk management or risk management policies applied by the company's since year-end.

Since June 30, 2017 as of the date of this financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

IRSA Propiedades Comerciales S.A.

6.
Information about principal subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s		Company’s interest in comprehensive income
Name of the entity	12.31.17	06.30.17	12.31.17	06.30.17	12.31.17	12.31.16 (recast)
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	4,122,997	2,938,038	1,184,959	310,880
Torodur S.A. (1)	100.00%	100.00%	1,182,705	1,068,349	114,356	(83,108)
Arcos del Gourmet S.A.	90.00%	90.00%	722,056	473,860	248,197	75,134
Shopping Neuquén S.A.	99.95%	99.95%	608,786	396,716	196,369	54,276
Entertainment Holdings S.A.	70.00%	70.00%	173,998	144,125	29,874	82,465
Emprendimiento Recoleta S.A. (6)	53.68%	53.68%	46,581	40,744	5,836	8,049
Entretenimiento Universal S.A.	3.75%	3.75%	178	48	129	38
Fibesa S.A. (2)	97.00%	97.00%	(90,534)	(64,109)	914	12,680
Associates
Tarshop S.A. (3)	20.00%	20.00%	84,939	80,694	4,246	18,373
Joint ventures
Quality Invest S.A.	50.00%	50.00%	618,284	481,907	124,677	17,410
Nuevo Puerto Santa Fe S.A. (4)(5)	50.00%	50.00%	157,197	111,908	45,290	12,457
			7,627,187	5,672,280	1,954,847	508,654

				last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	Income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497,077	1,481,198	5,153,747
Torodur S.A. (1)	Uruguay	Investment	1,735,435,048	581,676	114,356	1,182,705
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81,082	277,997	795,968
Shopping Neuquén S.A.	Argentina	Real estate	37,811,352	37,840	196,394	609,102
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46,433	67,103	217,950
Emprendimiento Recoleta S.A. (6)	Argentina	Real estate	13,449,990	25,054	9,053	84,951
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	22	3,432	7,786
Fibesa S.A. (2)	Argentina	Real estate	2,323,125	2,395	25,342	28,304
Associates
Tarshop S.A. (3)	Argentina	Consumer financing	48,759,288	598,796	21,231	424,696
Joint ventures
Quality Invest S.A.	Argentina	Real estate	81,814,342	163,629	249,353	1,228,745
Nuevo Puerto Santa Fe S.A. (4)(5)	Argentina	Real estate	(5) 138,750	27,750	90,581	311,749

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Included in other payables.
(3)
Correspond to profit or loss for the six-month period beginning on July 1, 2017 and ended December 31, 2017.
(4)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.
(5)
Nominal value per share Ps. 100.
(6)
Concession ends on November 18, 2018.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	12.31.17	06.30.17
Beginning of the period / year (1)	5,672,280	4,992,920
Capital contribution	27,400	54,550
Share of profit, net	1,954,847	817,263
Gain resulting from the revaluation of equity interest held before business combination	-	9,287
Goodwill addition	-	30,057
Acquisition of subsidiaries	-	23,597
Dividends distribution	(27,340)	(255,394)
End of the period / year (1)	7,627,187	5,672,280

(1)
It includes (Ps. 90,564) and (Ps. 64,109) as of December 31, 2017 and June 30, 2017, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.

IRSA Propiedades Comerciales S.A.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Shopping malls	Office and other rental properties	Undeveloped parcels of land	Properties under development	12.31.17	06.30.17
Fair value hierarchy	3	2	2	2
Fair value at beginning of the period / year	23,555,483	4,847,264	577,119	92,905	29,072,771	26,178,678
Additions	78,145	2,220	-	10,609	90,974	570,011
Capitalized lease costs	12,114	2,860	-	-	14,974	3,561
Depreciation of capitalized lease costs (i)	(880)	(1,031)	-	-	(1,911)	(1,811)
Disposals	-	-	-	-	-	(141,183)
Net gain from fair value adjustment on investment properties	7,591,184	584,444	70,067	10,213	8,255,908	2,463,515
Fair value at end of the period / year	31,236,046	5,435,757	647,186	113,727	37,432,716	29,072,771
(i)
On December 31,2017 the amortization charge was included in “Costs” in the Statements of Comprehensive Income (Note 19).

The following amounts have been recognized in the statements of comprehensive income:

	12.31.17	12.31.16 (recast)
Rental and services income (Note 18)	1,694,731	1,413,643
Expenses and collective promotion fund (Note 18)	737,792	642,616
Service expenses and other operating cost (Note 19)	920,307	789,624
Net unrealized gain from fair value adjustment on investment properties	8,255,908	1,677,807
Net realized gain from fair value adjustment on investment properties	-	39,791

Valuation techniques are described in Note 10 to the financial statements as of June 30, 2017. There were no changes to the valuation techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the tax reform described in Note 16 to these financial statements, which increased the fair value of the shopping malls.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	12.31.17	06.30.17
Costs	87,624	22,758	124,500	3,154	110	238,146	218,349
Accumulated depreciation	(22,159)	(11,411)	(87,463)	(1,914)	-	(122,947)	(102,587)
Residual value at beginning of the period / year	65,465	11,347	37,037	1,240	110	115,199	115,762
Additions	-	116	7,684	-	-	7,800	19,797
Depreciation charges (i)	(1,792)	(1,018)	(8,193)	(286)	-	(11,289)	(20,360)
Net book amount at end of the period / year	63,673	10,445	36,528	954	110	111,710	115,199
Costs	87,624	22,874	132,184	3,154	110	245,946	238,146
Accumulated depreciation	(23,951)	(12,429)	(95,656)	(2,200)	-	(134,236)	(122,947)
Residual value at end of the period / year	63,673	10,445	36,528	954	110	111,710	115,199

(i) On December 31,2017 the depreciation charges were included in “Costs” in the amount of Ps. 7,025, in “General and administrative expenses” in the amount of Ps. 4,130 and in “Selling expenses“ in the amount of Ps. 134 in the Statement of Comprehensive Income (Note 19).

9.
Trading properties

Changes in in the Company’s, trading properties for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Completed properties	Undeveloped sites	12.31.17	06.30.17
Value at the beginning of the period / year	341	45,503	45,844	45,890
Transfers from intangible assets	4,078	-	4,078	12,857
Disposals	(4,110)	-	(4,110)	(12,903)
Value at the end of the period / year	309	45,503	45,812	45,844

IRSA Propiedades Comerciales S.A.

10.
Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2017 and for the year ended June 30, 2017 were as follows:

	Software	Right to receive units (ii)	Others	12.31.17	06.30.17
Costs	46,508	27,560	11,861	85,929	63,002
Accumulated depreciation	(13,398)	-	(6,386)	(19,784)	(15,320)
Value at beginning of the period / year	33,110	27,560	5,475	66,145	47,682
Additions	29,801	-	-	29,801	35,784
Transfers to trading properties	-	(4,078)	-	(4,078)	(12,857)
Amortization charge (i)	(2,387)	-	(2,191)	(4,578)	(4,464)
Net book amount at end of the period / year	60,524	23,482	3,284	87,290	66,145
Costs	76,309	23,482	11,861	111,652	85,929
Accumulated depreciation	(15,785)	-	(8,577)	(24,362)	(19,784)
Value at end of the period / year	60,524	23,482	3,284	87,290	66,145

(i) On December 31,2017 amortization charge is included in “Costs” in the statements of comprehensive income (Note 19).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions

11.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 12 to the separate financial statements as of June 30, 2017.

Financial assets and financial liabilities as of December 31, 2017 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
December 31, 2017		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	1,100,081	-	-	-	1,100,081	1,369,455	2,469,536
Investments in financial assets:
- Investment in equity public companies’ securities	-	92,398	-	-	92,398	-	92,398
- Mutual funds	-	467,312	-	-	467,312	-	467,312
- Non-convertible notes TGLT	-	-	-	476,595	476,595	-	476,595
- Non-convertible notes issued by related parties (Note 22)	-	206,840	-	-	206,840	-	206,840
- Government bonds	-	564,183	-	-	564,183	-	564,183
Derivative financial instruments:
- Futures contracts in foreign currency	-	-	20,198	-	20,198	-	20,198
Cash and cash equivalents:
- Cash at banks and on hand	29,114	-	-	-	29,114	-	29,114
- Short- term investments	-	3,099,551	-	-	3,099,551	-	3,099,551
Total	1,129,195	4,430,284	20,198	476,595	6,056,272	1,369,455	7,425,727

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 2
Trade and other payables (Note 14)	361,670	-	807,601	1,169,271
- Futures contracts in foreign currency	-	18,817	-	18,817
Borrowings (excluding finance leases liabilities) (Note 15)	9,738,203	-	-	9,738,203
Total	10,099,873	18,817	807,601	10,926,291

IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2017		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 12)	982,913	-	982,913	1,323,423	2,306,336
Restricted assets (*)(Nota 23)	36,263	-	36,263	-	36,263
Investments in financial assets:
- Investment in equity public companies’ securities	-	99,869	99,869	-	99,869
- Mutual funds	-	196,016	196,016	-	196,016
- Non-convertible notes issued by related parties (Note 22)	-	181,902	181,902	-	181,902
- ETF funds	-	6,731	6,731	-	6,731
- Government bonds	-	519,997	519,997	-	519,997
Cash and cash equivalents:
- Cash at banks and on hand	84,580	-	84,580	-	84,580
- Short- term investments	-	1,563,346	1,563,346	-	1,563,346
Total	1,103,756	2,567,861	3,671,617	1,323,423	4,995,040
 (*) Represents cash at Banks related to the employee capitalization plan.

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 14)	394,623	764,669	1,159,292
Borrowings (excluding finance leases liabilities) (Note 15)	6,935,837	-	6,935,837
Total	7,330,460	764,669	8,095,129

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value.

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

The Company´s uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table, see note 12 to the unaudited condensed interim consolidated financial statements.

12.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of December 31, 2017 and June 30, 2017:
	12.31.17	06.30.17
Post-dated checks	339,475	363,188
Lease and services receivables	331,386	284,476
Averaging of scheduled rent escalation	274,457	242,647
Debtors under legal proceedings	99,777	89,792
Consumer financing receivables	16,234	15,786
Property sales receivables	13,064	5,510
Less: allowance for doubtful accounts	(133,626)	(117,492)
Total trade receivables	940,767	883,907
Prepayments	100,521	99,427
Advance payments	84,848	110,190
Loans	31,759	17,549
Other tax receivables	10,373	8,580
Others	7,857	11,042
Expenses to be recovered	4,964	4,325
Less: allowance for doubtful accounts	(165)	(165)
Total other receivables	240,157	250,948
Related parties (Note 22)	1,154,821	1,053,824
Total current trade and other receivables	2,335,745	2,188,679
Non-current	946,281	921,564
Current	1,389,464	1,267,115
Total	2,335,745	2,188,679

IRSA Propiedades Comerciales S.A.

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	12.31.17	06.30.17
Beginning of the period / year	117,657	83,788
Additions (Note 19)	23,574	44,128
Unused amounts reversed (Note 19)	(6,753)	(7,742)
Used during the period / year	(687)	(2,517)
End of the period / year	133,791	117,657

The allowance for doubtful accounts’ additions and unused amounts reversed of have been included in “Selling expenses” in the unaudited Condensed Interim Separate Statement of Comprehensive Income (Note 19). Amounts charged to the allowance account are generally written off, when no recovery is expected.

13.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2017 and 2016:

			12.31.16
	Note	12.31.17	(recast)
Net income for the period		11,242,056	2,002,924
Adjustments:
Income tax expense	16	(414,375)	755,779
Amortization and depreciation	19	17,778	11,482
Gain from disposal of trading properties		(34,803)	(495)
Changes in fair value of investment properties	7	(8,255,908)	(1,717,598)
Directors’ fees	22	30,997	63,737
Equity incentive plan		6,563	4,700
Averaging of schedule rent escalation	18	(31,810)	(37,707)
Financial results, net		920,922	578,002
Provisions and allowances, net	19 y 20	22,316	26,869
Share in profit of subsidiaries, associates and joint ventures	6	(1,954,847)	(508,654)
Foreign unrealized exchange gain on cash and fair value result or cash equivalents		(51,101)	(321)
Changes in operating assets and liabilities:
Increase in inventories		(4,175)	(4,774)
Decrease in trading properties		38,913	529
Increase in trade and other receivables		(31,696)	(189,742)
Increase / (Decrease) in trade and other payables		8,207	(7,450)
Decrease in payroll and social security liabilities		(27,409)	(14,322)
Uses of provisions	17	(2,652)	(2,436)
Net cash generated from operating activities before income tax paid		1,478,976	960,523

The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2017 and 2016:

	12.31.17	12.31.16 (recast)
Non-cash transactions
Decrease in borrowings a decrease in investments in financial instruments	45,143	-
Decrease in borrowings a decrease in trade and other receivables (dividends)	14,430	43,265
Decrease in other liabilities a increase in trade and other receivables (dividens)	12,910	-
Increase in property plant and equipment through an increase in borrowings	3,366	-
Decrease in equity through a increase in borrowings	-	434,737
Decrease in trade and other receivables through a decrease in borrowings	-	30,164
Decrease in trade and other payaments through a increase in borrowings	-	10,934

IRSA Propiedades Comerciales S.A.

14.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of December 31, 2017 and June 30, 2017:

	12.31.17	06.30.17
Admission rights	464,597	421,899
Rent and service payments received in advance	171,310	192,038
Acrued invoices	109,165	144,340
Trade payables	89,166	85,041
Payments received in advance	29,718	19,885
Tenant deposits	23,987	24,716
Total current trade payables	887,943	887,919
VAT payables	66,206	52,197
Withholding income tax	54,235	48,487
Tax payment plans	11,266	13,315
Other payables	7,164	5,290
Others (1)	6,784	44,181
Other income to be accrued	6,678	6,925
Other tax payables	3,591	9,923
Total other payables	155,924	180,318
Related parties (Note 22)	125,404	91,055
Total current trade and other payables	1,169,271	1,159,292
Non-current	295,043	281,193
Current	874,228	878,099
Total	1,169,271	1,159,292

(1)
Includes employee capitalization plan in the amount of Ps. 36,263 as of June 30, 2017.

15.
Borrowings

The following table shows the Company’s borrowings as of December 31, 2017 and June 30, 2017:

	12.31.17	06.30.17
Non-Convertible notes (1)	9,342,950	5,991,004
Related parties (Note 22)	391,749	926,624
Financial leasing	5,746	3,149
Bank overdrafts	2,228	15,885
Bank loans	1,276	2,324
Total borrowings	9,743,949	6,938,986
Non-current	9,179,351	5,851,408
Current	564,598	1,087,578
Total	9,743,949	6,938,986

(1)
During the present fiscal year the Company issued non – convertible notes, to be paid in 2020. See Note 16 o the unaudited condensed interim consolidated financial statements.

16.
Curren and deferred income tax

The detail of the income tax expense of the Company are as follows:

	12.31.17	12.31.16 (recast)
Current income tax	124,562	183,499
Deferred income tax	(538,937)	572,280
Income tax (gain) / loss	(414,375)	755,779

Changes in the deferred tax account are as follows:

	12.31.17	06.30.17
Beginning of the period / year	(9,228,181)	(8,383,134)
Income tax	538,937	(845,047)
End of the period / year	(8,689,244)	(9,228,181)

IRSA Propiedades Comerciales S.A.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the six month periods ended December 31, 2017 and 2016:

	12.31.17	12.31.16 (recast)
Profit for the period income tax at the prevailing tax rates	(3,789,689)	(965,546)
Tax effects of:
Rate change	3,483,342	-
Share of profit of subsidiaries, associates and joint ventures	684,196	178,029
Non-taxable financial dividends	38,334	22,523
Non-taxable / non-deductible items	(1,808)	3,060
Recovery of carryforwards	-	7,038
Others	-	(883)
Income tax gain / (loss)	414,375	(755,779)

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

- Dividends: Tax on dividends distributed by argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year of the Company´s ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

- Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1, 2020, inclusive.

- Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

- Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of these financial statements, many issues are pending regulation by the government.

17.
Provisions

The following table shows the movements in the Company’s provisions as of December 31, 2017 and June 30, 2017:

	12.31.17	06.30.17
Balances at the beginning of the period / year	33,219	29,843
Increases (Note 20)	8,593	23,707
Recoveris (Note 20)	(3,098)	(12,468)
Used during the period / year	(2,652)	(7,863)
Balances at the end of the period / year	36,062	33,219
Non-current	14,193	14,136
Current	21,869	19,083
Total	36,062	33,219

IRSA Propiedades Comerciales S.A.

18.
Revenue

	12.31.17	12.31.16 (recast)
Base rent	1,059,424	841,826
Contingent rent	359,779	334,868
Admission rights	133,615	110,723
Parking fees	74,336	60,688
Averaging of scheduled rent escalation	31,810	37,707
Property management fees	27,755	20,619
Others	8,012	7,212
Rentals and services income	1,694,731	1,413,643
Sale of trading properties	38,913	529
Gain from disposal of trading properties	38,913	529
Other revenues	371	392
Other revenues	371	392
Total revenues from sales, rentals and services	1,734,015	1,414,564
Expenses and collective promotion fund	737,792	642,616
Total revenues from expenses and collective promotion funds	737,792	642,616
Total revenues	2,471,807	2,057,180

19.
Expenses by nature

	Costs (2)	General and administrative expenses	Selling expenses	12.31.17	12.31.16 (recast)
Salaries, social security costs and other personnel administrative expenses (1)	314,879	38,014	11,655	364,548	307,424
Maintenance, security, cleaning, repairs and other	300,765	4,858	311	305,934	253,104
Taxes, rates and contributions	85,361	425	61,885	147,671	120,018
Advertising and other selling expenses	140,656	-	13,866	154,522	177,743
Directors’ fees (Note 22)	-	77,114	-	77,114	63,737
Leases and expenses	57,695	2,673	138	60,506	58,939
Fees and payments for services	2,954	22,341	3,284	28,579	23,358
Amortization and depreciation	13,514	4,130	134	17,778	11,482
Allowance for doubtful accounts (additions and unused amounts reversed) (3)	-	-	16,821	16,821	21,472
Traveling, transportation and stationery	7,572	1,409	360	9,341	9,507
Cost of sale of properties (Note 9)	4,110	-	-	4,110	34
Other expenses	1,022	2,750	-	3,772	3,961
Total expenses by nature as 12.31.17	928,528	153,714	108,454	1,190,696	-
Total expenses by nature as 12.31.16 (recast)	796,151	147,471	107,157	-	1,050,779

(1)
For the six-month period ended December 31, 2017, includes Ps. 333,794 of Salaries, Bonuses and Social Security; Ps. 6,563 of Equity incentive plan and Ps. 24,191 of other concepts. For the six-month period ended December 31, 2016, includes Ps. 276,038 of Salaries, Bonuses and Social Security; Ps. 4,700 of Equity incentive plan and Ps. 26,686 of other concepts.
(2)
For the six-month period ended December 31, 2017, includes Ps. 920,307 of Rental and services costs; Ps. 8,209 of Cost of sales and developments and Ps. 12 of other consumer financing costs. For the six-month period ended December 31, 2016, includes Ps. 789,624 of Rental and services costs; Ps. 6,489 of Cost of sales and developments and Ps. 38 of other consumer financing costs.
(3)
At December 31, 2016 includes debt relief for Ps. 242.

20.
Other operating results, net
	12.31.17	12.31.16 (recast)
Management fees	14,085	12,831
Others	(1,201)	(3,509)
Analysis and evaluation of projects	(2,483)	-
Lawsuits (Note 17)	(5,495)	(5,639)
Donations	(12,635)	(12,387)
Expenses related to the sale of investment property	-	(1,864)
Total other operating results, net	(7,729)	(10,568)

21.
Financial results, net

	12.31.17	12.31.16 (recast)
Finance income:
- Foreign exchange	65,641	130
- Interest income	53,036	56,172
Finance income	118,677	56,302
Finance costs:
- Foreign exchange	(1,023,393)	(333,115)
- Interest expense	(363,346)	(341,409)
- Other finance costs	(42,682)	(21,452)
Finance costs	(1,429,421)	(695,976)
Other financial results:
- Fair value gains of financial assets and liabilities at fair value through profit or loss	541,424	133,569
- Gain from derivative financial instruments	112,864	42,723
Other financial results	654,288	176,292
Total financial results, net	(656,456)	(463,382)

IRSA Propiedades Comerciales S.A.

22.
Related parties transactions

       The following is a summary of the balances with related parties:

Rubro	12.31.17	06.30.17
Trade and other receivables	1,154,821	1,053,824
Investments in financial assets	206,840	181,902
Trade and other payables	(125,404)	(91,055)
Borrowings	(391,749)	(926,624)
Total	844,508	218,047

Related parties	12.31.17	06.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	609,636	542,052	Advances
	17,615	22,854	Corporate services
	11,926	10,472	Equity incentive plan
	6,139	16,370	Reimbursement of expenses
	1,133	535	Lease collections
	340	-	Advertising space
	-	265	Commissions
	-	4	Borrowings
Total direct parent company	646,789	592,552
Cresud S.A.CI.F. y A.	206,840	181,902	Non-convertible Notes
	(1,858)	(1,113)	Equity incentive plan to pay
	(26,699)	(23,364)	Reimbursement of expenses to pay
	(47,560)	(13,595)	Corporate services to pay
Total direct parent company of IRSA	130,723	143,830
Arcos del Gourmet	102,602	121,604	Leases and/or rights to use space
	22,344	20,774	Borrowings
	17,336	17,336	Other receivables
	16,655	16,673	Reimbursement of expenses
	-	4,488	Fees
Panamerican Mall S.A.	43,769	32,824	Reimbursement of expenses
	15,813	434	Fees
	4,123	640	Advertising space
	(241)	(331)	Lease collections
	(3,176)	(2,003)	Leases and/or rights to use space to pay
Shopping Neuquen S.A.	187,060	198,923	Leases and/or rights to use space
	46,110	2,821	Reimbursement of expenses
	11,316	14,370	Borrowings
	14,327	13,793	Borrowings
Torodur S.A.	(387,806)	(913,426)	Leases and/or rights to use space to pay
	(3)	(277)	Reimbursement of expenses to pay
Others subsidiaries of IRSA Propiedades Comerciales S.A.	12,809	245	Leases and/or rights to use space
	1,357	1,268	Borrowings
	640	1,501	Advertising space
	624	833	Fees
	280	8	Lease collections
	22	612	Reimbursement of expenses
	-	(9,627)	Loans received
	(839)	(749)	Others
	(985)	(857)	Reimbursement of expenses to pay
Total subsidiaries of IRSA Propiedades Comerciales S.A.	104,137	(478,123)
Associates and joint ventures of IRSA Propiedades Comerciales S.A.	5,015	4,557	Borrowings
	423	812	Fees
	234	931	Reimbursement of expenses
	70	-	Advertising space
	-	1,625	Leases and/or rights to use space
	-	(619)	Dividends to pay
	-	(105)	Lease collections
	(684)	-	Reimbursement of expenses to pay
	(3,943)	(3,571)	Loans received
	(5,242)	(1,288)	Leases and/or rights to use space to pay
Total associates and joint ventures of IRSA Propiedades Comerciales	(4,127)	2,342

Directors	(30,997)	(43,239)	Fees
	(17)	(16)	Reimbursement of expenses to pay
Total Directors	(31,014)	(43,255)
Othres	4,111	3,562	Leases and/or rights to use space
	497	-	Advertising space
	281	638	Reimbursement of expenses
	214	-	Hotel services
	-	(1)	Dividends to pay
	(6)	(33)	Hotel services to pay
	(10)	(40)	Leases and/or rights to use space to pay
	(272)	(272)	Dividends to pay
	(564)	(225)	Reimbursement of expenses to pay
	(578)	(2,928)	Legal services
	(5,673)	-	Others
Total others	(2,000)	701
Total	844,508	218,047

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	12.31.17	12.31.16 (recast)	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	659	543	Leases and/or rights to use space
	15,691	10,237	Corporate services
	4	4,043	Financial operations
	75	70	Commissions
Total direct parent company	16,429	14,893
Cresud S.A.CI.F. y A.	1,981	509	Leases and/or rights to use space
	(80,109)	(63,263)	Corporate services
	1,629	20,376	Financial operations
Total direct parent company of IRSA	(76,499)	(42,378)
Panamerican Mall S.A.	(5,239)	(5,205)	Leases and/or rights to use space
	11,205	10,183	Fees
	-	(7,595)	Financial operations
Arcos del Gourmet S.A.	(23,592)	(23,621)	Leases and/or rights to use space
	1,571	1,748	Financial operations
Torodur S.A.	(66,576)	(29,309)	Financial operations
Shopping Neuquen S.A.	(16,956)	(16,804)	Leases and/or rights to use space
	533	628	Financial operations
Others subsidiaries de IRSA Propiedades Comerciales S.A.	836	528	Leases and/or rights to use space
	831	831	Fees
	(147)	(3,451)	Financial operations
Total subsidiaries of IRSA Propiedades Comerciales S.A	(97,534)	(72,067)
Tarshop S.A.	8,748	7,059	Leases and/or rights to use space
Others associates and joint ventures	(321)	(960)	Leases and/or rights to use space
	2,049	1,817	Fees
	86	(470)	Financial operations
Total joint ventures of IRSA Propiedades Comerciales	10,562	7,446
	(77,114)	(63,737)	Fees
Directors and Senior Managment	(5,306)	(3,153)	Fees
Total Directors	(82,420)	(66,890)
Banco de Crédito y Securitización	7,741	4,222	Leases and/or rights to use space
Otras	3,429	2,947	Leases and/or rights to use space
	-	(500)	Donations
	(3,173)	(2,131)	Fees
Total Others	7,997	4,538
Total	(221,465)	(154,458)

The following is a summary of the transactions with related parties:

Related parties	31.12.17	31.12.16 (recast)	Descripción de la operación
IRSA Inversiones y representaciones S.A.	586,745	434,296	Dividends granted
Tyrus	91,910	441	Dividends granted
Fibesa	27,340	24,792	Dividends received
Panamerican Mall S.A.	-	17,903	Dividends received
Emprendimiento Recoleta S.A.	-	20,842	Dividends received
Shopping Neuquén S.A.	-	14,370	Dividends received
Total Distributions	705,995	512,644
Shopping Neuquén S.A.	15,700	14,500	Irrevocable contributions granted
Quality Invest S.A.	11,700	1,000	Irrevocable contributions granted
Torodur	-	37,050	Irrevocable contributions granted
Total Contributions to Subsidiaries	27,400	52,550
Entertainment Holding S.A	-	53,050	Share purchase
Total Share Purchase	-	53,050

IRSA Propiedades Comerciales S.A.

23.
Foreign currency assets and liabilities

       Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	12.31.17	Amount (2)	Exchange rate (3)	06.30.17
ASSETS
Trade and other receivables
US Dollar	5,494	18.55	101,902	3,928	16.53	64,933
Trade and other receivables with related parties
US Dollar	3,406	18.65	63,519	1,749	16.63	29,080
Total trade and other receivables			165,421			94,013
Restricted assets
US Dollar			-	2,194	16.53	36,263
Total Restricted assets			-			36,263
Investments in financial assets
US Dollar	57,517	18.55	1,066,883	33,871	16.53	559,881
Investment in financial assets with related parties
US Dollar	11,091	18.65	206,840	11,004	16.53	181,902
Total investments in financial assets			1,273,723			741,783
Cash and cash equivalents
US Dollar	8,407	18.55	155,939	4,204	16.53	69,498
Pound	2	25.07	38	2	21.49	32
Euro	1	22.28	28	6	18.85	105
Total cash and cash equivalents			156,005			69,635
Total Assets			1,595,149			941,694
Liabilities
Trade and other payables
US Dollar	3,054	18.65	56,959	7,278	16.63	121,034
Trade and other payables with related parties
US Dollar	45	18.65	848	333	16.63	5,531
Total trade and other payables			57,807			126,565
Borrowings
US Dollar	504,877	18.65	9,415,460	364,889	16.63	6,068,102
Borrowings from related parties
US Dollar	20,795	18.65	387,806	54,926	16.63	913,427
Total borrowings			9,803,266			6,981,529
Total Liabilities			9,861,073			7,108,094

(1)
Considering foreign currency those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in thousands of foreign currency.
(3)
Exchange rate as of December 31, 2017 and June 30, 2017, respectively according to Banco Nación Argentina

24.
CNV General Resolution N° 622/13

        As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the financial statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Information about subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 19 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 23 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

25.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629/14 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Sujeto encargado del depósito	Domicilio de ubicación
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45

(i)
On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these financial statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES are available at the registered office. (2013 as amended)

.

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

		Overdue	Without term	Without term	To become due				To become due
	Items				Up to	From 3 to 6	From 6 to 9	From 9 to 12	From 1 to 2	From 2 to 3	From 3 to 4	From 4	Total
		12.31.17	Current	Non-current	3 months	months	months	months	years	years	years	years on
Receivables	Trade and other receivables	79,719	-	4,162	882,313	170,366	144,310	112,756	936,369	256	5,419	75	2,335,745
	Total	79,719	-	4,162	882,313	170,366	144,310	112,756	936,369	256	5,419	75	2,335,745
Liabilities	Trade and other payables	38,155	-	-	593,324	108,595	66,819	67,335	82,986	69,750	69,113	73,194	1,169,271
	Borrowings	-	-	-	10,923	164,471	596	388,608	1,575	2,595,580	520	6,581,676	9,743,949
	Tax payables	-	-	8,689,244	-	-	-	162,594	-	-	-	-	8,851,838
	Payroll and social security liabilities	-	-	-	18,499	48,901	-	25,868	-	-	-	-	93,268
	Provisions	-	21,869	14,193	-	-	-	-	-	-	-	-	36,062
	Total	38,155	21,869	8,703,437	622,746	321,967	67,415	644,405	84,561	2,665,330	69,633	6,654,870	19,894,388

IRSA Propiedades Comerciales S.A.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
		Local	Foreign		Local	Foreign		Local	Foreign
	Items	Currency	Currency	Total	Currency	Currency	Total	Currency	Currency	Total
Receivables	Trade and other receivables	1,296,133	93,331	1,389,464	874,191	72,090	946,281	2,170,324	165,421	2,335,745
	Total	1,296,133	93,331	1,389,464	874,191	72,090	946,281	2,170,324	165,421	2,335,745
Liabilities	Trade and other payables	817,269	56,959	874,228	294,195	848	295,043	1,111,464	57,807	1,169,271
	Borrowings	7,564	557,034	564,598	(66,881)	9,246,232	9,179,351	(59,317)	9,803,266	9,743,949
	Tax payables	162,594	-	162,594	8,689,244	-	8,689,244	8,851,838	-	8,851,838
	Payroll and social security liabilities	93,268	-	93,268	-	-	-	93,268	-	93,268
	Provisions	21,869	-	21,869	14,193	-	14,193	36,062	-	36,062
	Total	1,102,564	613,993	1,716,557	8,930,751	9,247,080	18,177,831	10,033,315	9,861,073	19,894,388

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

    As of December 31, 2017, there are not receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

		Current				No Corriente				Accruing interest
		Accruing interest				Accruing interest		Non-Accruing interest	Subtotal			Non-Accruing	Total
	Items	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate			Fixed rate	Floating rate	interest
Receivables	Trade and other receivables	14,329	4,873	1,370,262	1,389,464	-	-	946,281	946,281	14,329	4,873	2,316,543	2,335,745
	Total	14,329	4,873	1,370,262	1,389,464	-	-	946,281	946,281	14,329	4,873	2,316,543	2,335,745
	Trade and other payables	3,521	-	870,707	874,228	7,744	-	287,299	295,043	11,265	-	1,158,006	1,169,271
	Borrowings	392,058	2,076	170,464	564,598	9,157,966	-	21,385	9,179,351	9,550,024	2,076	191,849	9,743,949
Liabilities	Tax payables	-	-	162,594	162,594	-	-	8,689,244	8,689,244	-	-	8,851,838	8,851,838
	Payroll and social security liabilities	-	-	93,268	93,268	-	-	-	-	-	-	93,268	93,268
	Provisions	-	-	21,869	21,869	-	-	14,193	14,193	-	-	36,062	36,062
	Total	395,579	2,076	1,318,902	1,716,557	9,165,710	-	9,012,121	18,177,831	9,561,289	2,076	10,331,023	19,894,388

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 6.

b.
Related parties debit/credit balances. See Note 22.

6.
Borrowings to directors.

See Note 22.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of the Business Companies Law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the unaudited condensed interim consolidated financial statements.

Information required by Section N° 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution N° 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2017
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina
13.
Insurances.

	Insured amounts	Accounting values	Risk covered
Real Estate	in USD	in Ps.
Abasto - Shopping mall and offices	213,606	7,237,152	Fire, all risk and loss of profit
Alto Palermo	115,845	6,685,875	Fire, all risk and loss of profit
Mendoza Plaza	124,897	1,681,236	Fire, all risk and loss of profit
Paseo Alcorta	90,256	2,955,305	Fire, all risk and loss of profit
Alto Avellaneda	91,563	4,288,571	Fire, all risk and loss of profit
Alto Rosario	81,081	3,149,024	Fire, all risk and loss of profit
Patio Bullrich	48,571	1,836,231	Fire, all risk and loss of profit
Córdoba Shopping – Villa Cabrera	55,583	1,018,194	Fire, all risk and loss of profit
Alto Noa	42,470	913,295	Fire, all risk and loss of profit
Soleil Premium Outlet	41,677	1,195,398	Fire, all risk and loss of profit
República building	65,865	1,720,590	Fire, all risk and loss of profit
Intercontinental building	9,934	119,255	Fire, all risk and loss of profit
Bouchard 710	44,241	1,208,183	Fire, all risk and loss of profit
Suipacha 664	21,639	299,335	Fire, all risk and loss of profit
Della Paolera 265	95,000	1,286,981	Fire, all risk and loss of profit
Alto Comahue	52,271	1,021,117	Fire, all risk and loss of profit
Distrito Arcos	51,381	1,150,897	Fire, all risk and loss of profit
Buenos Aires Design	33,260	19,543	Fire, all risk and loss of profit
Dot Baires Shopping	198,149	4,264,838	Fire, all risk and loss of profit
Edificio Dot	27,931	842,726	Fire, all risk and loss of profit
Building annexed to DOT	11,227	652,183	Fire, all risk and loss of profit
Anchorena 545 (Chanta IV)	795	72,770	Fire, all risk and loss of profit
Caballito warehouse	2,612	234,249	Fire, all risk and loss of profit
Anchorena 665	4,586	29,811	Fire, all risk and loss of profit
PHILIPS Building	13,900	620,561	Fire, all risk and loss of profit
Zelaya 3102	1,151	8,276	Fire, all risk and loss of profit
SUBTOTAL	1,539,491	44,511,596
Unique policy	1,664		Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

    Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

    None.

18.         Restrictions on distributions of profits.

See Note 15 to the unaudited condensed consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA PROPIEDADES COMERCIALES S.A.

Legal address: Moreno 877 – 22° floor

Autonomous City Buenos Aires

Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2017, and the unaudited condensed interim separate statements of comprehensive income for the six-month period ended December 31, 2017 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31,2017 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS  (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

a)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

b)
as of December 31, 2017, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 13,690,147 which was no callable at that date.

Autonomous City of Buenos Aires, December 7, 2018

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. Tº 340 Fº 156	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

I. Brief comment on the Group’s activities during the period, including references to material events occurred after the end of the period.

Argentine Tax reform: Main impacts

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Income tax: Corporate income tax gradually would be reduced to 30% for fiscal periods commencing after January 1st, 2018 through December 31, 2019, and to 25% for fiscal periods commencing after January 1st, 2020, inclusive.

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years ending June 30, 2019 and 2020 paid to Argentine Individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these financial statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law No. 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the Argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. At the date of presentation of these financial statements, many aspects are pending regulation by the government.

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

Consolidated Results
(in ARS million)

	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues from sales, leases and services	1,068.6	911.2	17.3%	2,055.7	1,679.6	22.4%
Net gain from fair value adjustment on investment properties	7,544.9	1,299.8	480.5%	9,868.3	2,284.8	331.9%
Net gain realized from fair value adjustment on investment properties	-	39.8	-100.0%	-	39.8	-100.0%
Profit from operations	8,338.8	1,997.7	317.4%	11,407.9	3,537.6	222.5%
Depreciation and amortization	9.4	8.9	5.8%	19.5	15.5	25.5%
Consolidated EBITDA(1)	8,374,8	2,005.7	317.6%	11,409,5	3,391.8	236.4%
Consolidated Adjusted EBITDA(1	803.3	746.6	7.6%	1,559.1	1,308.2	19.2%
Consolidated NOI(2)	903.7	810.5	11.5%	1,743.1	1,440.3	21.0%
Profit for the period	9,648.1	1,306.0	638.7%	11,582.8	2,085.7	455.4%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Profit for the period under review reached ARS 11,582.8 million, 455.4% higher than in the first semester of 2017, mainly explained by a higher net gain from fair value adjustment on investment properties due to the positive impact of tax reform driven by the Government, mainly in the value of shopping centers valued through the discounted cash flow method, and the changes in the exchange rate of our assets denominated in U.S. dollars.

II. Shopping malls

During the first six months of fiscal year 2018, our tenants’ sales reached ARS 21,800.8 million, 22.6% higher than in the same period of 2017. Our portfolio’s leasable area totaled 340,111 square meters during the quarter under review, whereas the occupancy rate rose slightly to 99.1%, reflecting the quality of our portfolio.

Shopping Malls’ Financial Indicators
(in ARS million)

	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues from sales, leases and services	959.9	812.0	18.2%	1,809.5	1,495.3	21.0%
Net gain from fair value adjustment on investment properties	6,997.4	812.1	761.7%	9,041.4	1,697.8	432.5%
Profit from operations	7,724.7	1,413.2	446.6%	10,410.4	2,807.5	270.8%
Depreciation and amortization	5.7	7.9	-28.5%	12.4	13.1	-5.3%
EBITDA(1)	7,730.4	1,421.2	443.9%	10,422.8	2,820.6	269.5%
Adjusted EBITDA(1)	733.0	609.1	20.3%	1,381.4	1,122.8	23.0%
NOI(2)	819.2	697.5	17.4%	1,542.2	1,268.5	21.6%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

Shopping Malls’ Operating Indicators
(in ARS million, except as indicated)

	IIQ 18	IQ 18	IVQ 17	IIIQ 17	IIQ 17
Gross leasable area (sqm)	340,111	339,080	341,289	340,391	337,396
Tenants’ sales (3 month cumulative)	12,031.0	9,777.7	9,306.4	7,331.7	9,804.0
Occupancy	99.1%	98.8%	98.6%	98.0%	98.4%

Revenues from this segment grew 21.0% during this six-month period, whereas adjusted EBITDA, which excludes the impact of changes in the fair value of investment properties, reached ARS 1,381.4 million (+23.0% compared to the same period of 2017). The Adjusted EBITDA margin was 76.3%.

Operating data of our Shopping malls

Shopping mall	Date of Acquisition / Development	Gross Leasable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)
Alto Palermo	Dec-97	18,633	138	100.0%	98.7%
Abasto Shopping(3)	Nov-99	36,795	171	100.0%	100.0%
Alto Avellaneda	Dec-97	36,039	134	100.0%	99.9%
Alcorta Shopping	Jun-97	15,721	114	100.0%	99.4%
Patio Bullrich	Oct-98	11,503	92	100.0%	99.4%
Buenos Aires Design	Nov-97	13,735	61	53.7%	100.0%
Dot Baires Shopping	May-09	49,407	156	80.0%	99.9%
Soleil	Jul-10	15,214	79	100.0%	100.0%
Distrito Arcos	Dec-14	14,325	69	90.0%	100.0%
Alto Noa Shopping	Mar-95	19,059	90	100.0%	99.4%
Alto Rosario Shopping(4)	Nov-04	31,507	149	100.0%	99.7%
Mendoza Plaza Shopping	Dec-94	42,867	141	100.0%	96.7%
Córdoba Shopping	Dec-06	15,317	106	100.0%	98.6%
La Ribera Shopping(5)	Aug-11	10,530	68	50.0%	96.1%
Alto Comahue	Mar-15	9,459	100	99.1%	97.1%
Patio Olmos(6)	Sep-07
Total		340,111	1,668		99.1%
(1)
Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2)
Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3)
Excludes Museo de los Niños (3,732 square meters).
(4)
Excludes Museo de los Niños (1,261 square meters).
(5)
Through our joint venture Nuevo Puerto Santa Fe S.A.
(6)
IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

Cumulative tenants’ sales as of December 31
(per Shopping Mall, in ARS million)
Shopping mall	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Alto Palermo	1,446.9	1,234.6	17.2%	2,576.7	2,208.0	16.7%
Abasto Shopping	1,573.7	1,322.7	19.0%	2,891.1	2,424.0	19.3%
Alto Avellaneda	1,521.4	1,236.5	23.0%	2,726.8	2,245.0	21.5%
Alcorta Shopping	813.3	682.3	19.2%	1,417.9	1,181.4	20.0%
Patio Bullrich	447.3	376.6	18.8%	782.9	657.1	19.1%
Buenos Aires Design	172.4	139.3	23.8%	342.7	269.7	27.1%
Dot Baires Shopping	1,366.9	1,116.4	22.4%	2,386.1	1,959.2	21.8%
Soleil	610.5	453.1	34.7%	1,141.7	853.2	33.8%
Distrito Arcos	527.5	420.0	25.6%	967.1	739.5	30.8%
Alto Noa Shopping	522.9	424.7	23.1%	968.1	797.0	21.5%
Alto Rosario Shopping	1,089.4	885.2	23.1%	2,008.6	1,626.0	23.5%
Mendoza Plaza Shopping	894.2	706.9	26.5%	1,690.7	1,354.6	24.8%
Córdoba Shopping	415.0	337.6	22.9%	736.3	607.2	21.3%
La Ribera Shopping(1)	274.1	198.4	38.2%	520.1	379.2	37.2%
Alto Comahue	355.5	269.7	31.8%	644.0	486.2	32.5%
Total	12,031.0	9,804.0	22.7%	21,800.8	17,787.3	22.6%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of December 31
(per Type of Business, in ARS million)
Type of Business	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Anchor Store	696.9	527.7	32.1%	1,237.5	945.2	30.9%
Clothes and Footwear	6,701.5	5,586.8	19.4%	11,687.2	9,732.0	20.1%
Entertainment	236.0	201.5	17.1%	651.7	545.5	19.5%
Home	311.7	252.1	23.6%	590.4	471.5	25.2%
Restaurant	1,126.7	871.4	29.3%	2,329.8	1,771.8	31.5%
Miscellaneous	1,465.5	1,208.5	21.3%	2,572.0	2,122.0	21.2%
Services	110.5	53.4	106.9%	213.0	108.2	96.9%
Electronic appliances	1,382.2	1,102.6	25.4%	2,519.2	2,091.1	20.5%
Total	12,031.0	9,804.0	22.7%	21,800.8	17,787.3	22.6%

Revenues from cumulative leases as of December 31
(Breakdown in ARS million)
	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Base rent (1)	503.6	411.0	22.5%	973.9	785.8	23.9%
Percentage rent	247.6	232.4	6.5%	418.5	382.7	9.4%
Total rent	751.2	643.4	16.8%	1,392.4	1,168.5	19.2%
Revenues from non-traditional advertising	27.5	16.2	69.7%	44.3	32.3	37.2%
Admission rights	77.2	63.7	21.1%	150.5	125.6	19.8%
Fees	14.6	11.9	23.2%	28.3	22.6	25.1%
Parking	59.0	48.9	20.5%	119.0	95.0	25.3%
Commissions	27.3	23.7	15.2%	69.3	45.0	54.0%
Others	3.1	4.1	-24.2%	5.8	6.3	-8.7%
Revenues from sales, leases and services	959.9	812.0	18.2%	1,809.5	1,495.3	21.0%
(1)
As of 12/31/2017 includes revenues from stands of ARS 101.6 million.

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

III. Offices

The A+ office market in the City of Buenos Aires remains robust. The price of Premium commercial spaces stood at USD 4,600 per square meter. Rental prices remained at the same levels as in the previous year, averaging USD 30 per square meter for the A+ segment, and vacancy continues to fall, reaching 3.30% as of December 2017.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires
Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area
Source: LJ Ramos

  5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

During the first six months of fiscal year 2018, revenues from the offices segment increased 15,2% as compared to the same period of 2017, whereas Adjusted EBITDA from this segment reached ARS 191.9 million, 3.6% lower than in the previous year, mainly due to the realized gain registered in IIQ 17 for the additional purchase of 20% of Entertainment Holdings S.A. whose share, passing to be a controlled company, was revalued at fair value. If we isolate the aforementioned effect of the purchase of Entertainment Holdings, Adjusted EBITDA grew by 23.7% in the first half of 2018. The Adjusted EBITDA margin from the offices segment reached 84.4%.

in ARS Million	IIQ 18	IIQ 17	YoY Var	6M 18	6M 17	YoY Var
Revenues from sales, leases and services	113.0	106.0	6.6%	227.3	197.4	15.2%
Net gain from fair value adjustment on investment properties	539.5	438.1	23.1%	811.0	529.4	53.2%
Profit from operations	629.3	562.6	11.9%	999.2	724.6	37.9%
Depreciation and amortization	2.0	2.8	-26.3%	3.8	3.9	-2.9%
EBITDA(1)	643.7	588.1	9.5%	1.028	761.8	34.9%
Adjusted EBITDA (1)	91.9	127.3	-27.8%	191.9	199.1	-3.6%
NOI(2)	97.8	97.3	0.6%	199.7	169.5	17.8%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

	IIQ 18	IQ 18	IVQ 17	IIIQ 17	IIQ 17
Leasable area	84,362	84,362	84,362	77,252	77,252
Occupancy	93.6%	96.7%	96.7%	97.8%	100.0%
Rent ARS/sqm	497	456	428	402	406
Rent USD/sqm	26.5	26.3	25.8	25.8	25.6

Gross leasable area during the second quarter of 2018 was 84,362 sqm, as well as the last quarter. Portfolio average occupancy diminished at 93.6%, due to the release of two floors in the Bankboston tower that we expect to be able to occupy during this fiscal period. The average rental price rose to USD 26.5 per sqm.

Below is information on our offices and other lease properties segment as of December 31, 2017.
 (In ARS thousand)
	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA Propiedades Comerciales’ Effective Interest
Offices
Edificio República	12/22/2014	19,885	94%	100%
Torre BankBoston (Della Paolera)	12/22/2014	14,873	86%	100%
Intercontinental Plaza	12/22/2014	3,876	100%	100%
Bouchard 710	12/22/2014	15,014	100%	100%
Suipacha 652/64	12/22/2014	11,465	86%	100%
Dot Building	11/28/2006	11,242	100%	80%
Philipss Building(5)	06/05/2017	8,007	24%	100%
Subtotal Offices		84,362	93.6%	N/A
Other Properties
Ex - Nobleza Piccardo(4)	05/31/11	109,610	89%	50%
Other Properties (3)	N/A	12,941	78%	N/A
Subtotal Other Properties		122,551	87%	N/A
TOTAL OFFICES AND OTHERS		206,913	90%	N/A
(1)
Gross leasable area for each property as of 12/31/17. Excludes common areas and parking.
(2)
Calculated dividing occupied square meters by leasable area as of 12/31/17.
(3)
It includes the following properties: Ferro, Dot Adjoining Lot, Anchorena 665, Chanta IV and Intercontinental Lot.
(4)
Through Quality Invest S.A.
(5)
As of 12/31/17, 24% of the sqm of the Philips Building had been taken over, which were included in the calculation of the average occupation of IIT 17.

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

IV. Others

This item includes the “Sales and Developments” and “Financial Operations” segments.
(in ARS million)

	Sales and Developments			Financial Operations (2)
in ARS Million	6M 18	6M 17	YoY Var	6M 18	6M 17	YoY Var
Revenues	40.1	1.1	3580.6%	0.4	0.4	-5.4%
Net gain from fair value adjustment on investment properties	140.7	96.5	45.8%	-	-	-
Profit from operations	146.3	66.6	119.5%	-0.1	-2.1	-93.5%
Depreciation and amortization	0.4	0.3	39.4%	-	-	-
EBITDA(1)	146.7	67.0	119.1%	-203.5	-226.6	-10.2%
Adjusted EBITDA(1)	6.0	10.3	-41.4%	-0.1	-2.1	-93.5%
NOI(3)	24.5	37.8	-35.3%	-0.1	-2.0	-93.4%
(1)
See Point XIV: EBITDA Reconciliation
(2)
20% interest held in Tarshop, residual business of Apsamedia and Avenida Inc.
(3)
See Point XV: NOI Reconciliation

Revenues from the Sales and Development segment during the first semester of 2018 increased significantly with respect to the same period of the previous year due to the sale of 27 department units and 12 parking spaces of the Astor Beruti residential tower in consideration for the exchange made by TGLT. Adjusted EBITDA from the Sales and Developments segment reached ARS 6.0 million during the first semester of fiscal year 2018, compared to ARS 10.3 million during the first semester of fiscal year 2017, given that during this period was recognized de realized result for the sale of three floors of the Intercontinental Plaza building while no sales of investment properties were made during the first six months of 2018.

V. CAPEX 2018

7

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

Alto Palermo Expansion
The expansion project of Alto Palermo shopping mall will add a gross leasable area of approximately 4,000 square meters to the shopping mall with the highest sales per square meter in our portfolio and it consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Demolition was completed in Fiscal Year 2017, and the expansion works are estimated to start during this fiscal year 2018.

First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping mall, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of gross leasable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for almost all the footage. As of December 31, 2017, degree of progress was 44%. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leasable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

Catalinas Building
The building to be constructed will have 35,000 square meters of gross leasable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The Company owns 16,000 square meters consisting of 14 floors and 142 parking spaces in the building project. Construction works started during the second quarter of FY2017, and are expected to be opened during FY2020. As of December 31, 2017, work progress was 8.6%.

Other Projects
We will build 2,200 sqm to add 6 cinema screens in Alto Comahue, a large store of 2,400 sqm in Alto Rosario shopping mall, 12,700 sqm mainly in a Sodimac store in Mendoza Plaza Shopping, and we will expand by 3,000 sqm Alto Avellaneda, our shopping mall located in the southern region of Buenos Aires. In addition, we will continue working on optimizing the performance of our current properties through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and tenants alike.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Segment Income Statement but not in the Income Statement.

For the six-months period ended December 31, 2017
(stated in ARS million)

Item	Income by Segment	Expenses and Collective Promotion Fund Adjustment	Joint ventures (1)	Income statement
Revenues	2,077	856	-22	2,911
Costs	-196	-870	8	-1,059
Gross profit	1,881	-14	-14	1,853
Net gain from fair value adjustment on investment properties	9,993	-	-125	9,868
General and administrative expenses	-171	-	1	-170
Selling expenses	-131	-	2	-129
Other operating results, net	-16	-	2	-14
Profit from operations	11,556	-14	-134	11,408
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

8

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

VII. Consolidated Financial Debt

As of December 31, 2017, IRSA Propiedades Comerciales S.A. had a net debt of USD 190.6 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (US$ MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	1.3	Floating	< 360 d
CAPEX Citi 5600 loan	ARS	0.1	Fixed	Jan-18
ICBC Bank loan	ARS	4.1	Fixed	May-18
IRCP NCN Class IV	USD	140.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		505.4
Cash & Cash Equivalents + Investments (2)		314.8
Consolidated Net Debt		190.6
(1)
Principal amount at an exchange rate of ARS 18.65, without considering accrued interest or eliminations of balances with subsidiaries. Includes joint ventures.
(2)
Includes Cash and cash equivalents + Investments in Current Financial Assets and our holding in TGLT's convertible Notes.

September 2017: Issue of Class III and IV Notes

On September 5, 2017, Clas IV Notes  were issued for a principal amount of US$ 140.0 million due 36 months after their issue date, subscribed and payable in US dollars, and accruing interest at a fixed rate of 5.0% per annum, payable every three months. Principal is repayable in one bullet payment upon maturity, on September 14, 2020.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in common share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment. See “Exchange Rates”.

9

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(*)
2018	680,000,000	-	5,3962

(*) In FY17 the par value of IRCP’s shares changed from Ps. 0.10 to Ps. 1 per share.

IX. Material Events

October 2017: Sale of shareholding interest held by IRSA Inversiones y Representaciones S.A.

On October 26, 2017, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) sold 2,560,000 ADS (each ADS represents 4 common shares) of the Company in the over-the-counter market, for an aggregate amount of USD 138,240,000, accounting for 8.13% of its stock capital. In this way, IRSA's participation in IRSA Propiedades Comerciales was reduced from 94.6% to 86.5% of its Stock Capital.

October 2017: General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2017, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters, inter alia, were resolved by majority of votes:

●
Distribution of ARS 680 million as cash dividends in addition to the ARS 310 million approved as interim dividends.

●
Designation of board members and the appointment of Isela Constantini as new independent director.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2017

●
Delegation in the Board of Directors of the faculty to renew terms and conditions of the notes of the Global Programme of Notes for up to USD 500 million that may be extended to USD 100 million.

November 2017: Payment of cash dividend

At the Board meeting held on November 1, 2017, it was resolved to make available to the shareholders, as from November 14, 2017, a cash dividend of ARS 680,000,000 (Argentine legal tender) equivalent to 539.622367506% of the Stock Capital, i.e., an amount per share (ARS 1 par value) of $5.39622367506 and an amount per ADR (Argentine Pesos per ADR) of $21.5848947002 to be charged against the fiscal year ended June 30, 2017, which was paid to all the shareholders recorded as such as of November 13, 2017, according to the register kept by Caja de Valores S.A.

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

X. Summary Comparative Consolidated Balance Sheet
(in ARS million)
	12.31.2017	12.31.2016
Non-current assets	48,467	36,440
Current assets	7,435	4,279
Total assets	55,902	40,719
Capital and reserves attributable to controlling company’s shareholders	32,707	21,198
Non-controlling interest	1,212	881
Total shareholders’ equity	33,919	22,078
Non-current liabilities	20,264	16,922
Current liabilities	1,719	1,719
Total liabilities	21,983	18,641
Total liabilities and shareholders’ equity	55,902	40,719

XI. Summary Comparative Consolidated Income Statement
(in ARS million)
	12.31.2017	12.31.2016
Profit from operations	11,408	3,538
Share of income of associates and joint ventures	196	82
Profit before financial results and income tax	11,604	3,619
Financial income	171	134
Financial expenses	-1,384	-671
Other financial results	707	50
Financial results, net	-506	-487
Income before income tax	11,098	3,133
Income tax	485	-1,047
Profit for the period	11,583	2,086
Total comprehensive income for the period	11,583	2,086

Attributable to:
Controlling company’s shareholders	11,242	2,003
Non-controlling interest	341	83

XII. Summary Comparative Consolidated Cash Flow
(in ARS million)
	12.31.2017	12.31.2016
Net cash generated by operating activities	1,519	1,006
Net cash (used in) / generated by investing activities	-1,530	544
Net cash generated by/ (used in) financing activities	1,477	-279
Net increase in cash and cash equivalents	1,466	1,271
Cash and cash equivalents at beginning of year	1,808	33
Foreign exchange gain on cash and result by measurement at fair value of cash equivalent	53	-
Cash and cash equivalents at period end	3,327	1,304

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

XIII.
Comparative Ratios
(in ARS million)
	12.31.2017		12.31.2016
Liquidity
CURRENT ASSETS	7.435	4,32	4.279	2,49
CURRENT LIABILITIES	1.719		1.719
Indebtedness
TOTAL LIABILITIES	21.983	0,65	18.641	0,88
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO CONTROLLING COMPANY	33.919		21.198
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO CONTROLLING COMPANY	33.919	1,54	21.198	1,14
TOTAL LIABILITIES	21.983		18.641
Capital Assets
NON-CURRENT ASSETS	48.467	0,87	36.440	0,89
TOTAL ASSETS	55.902		40.719

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present BITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should notbe construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

12

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

For the six-month period ended December 31 (in ARS million)
	2017	2016
Total profit for the period	11,583	2,086
Interest income	-67	-96
Interest expense	367	339
Capitalized financial costs	-8	-
Income tax expense	-485	1,047
Depreciation and amortization	20	16
EBITDA (unaudited)	11,409	3,392
Unrealized results due to the revaluation of the fair value of our investment properties	-9,868	-2,245
Share of profit of associates and joint ventures	-196	-82
Dividends earned	-13	-9
Foreign exchange differences, net	885	275
Gain/loss from derivative financial instruments	-109	-47
Fair value gains of financial assets and liabilities at fair value through profit or loss	-598	-3
Other financial costs	48	27
Adjusted EBITDA (unaudited)	1,559	1,308
Adjusted EBITDA Margin (unaudited)(1)	75.84%	77.89%
(1)        Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rents and services.

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

13

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

For the six-month period ended December 31 (in ARS million)
	2017	2016
Gross profit	1,853	1,509
Selling expenses	-129	-124
Net realized gain on changes in fair value of investment property	-	40
Depreciation and amortization	20	16
NOI (unaudited)	1,743	1,440

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus (iii) total financial results, net excluding Financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, Other financial results net), plus (iv) deferred income tax and minus (v) non-controlling interest.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2017	2016
Total profit for the year	11,583	2,086
Net gain from fair value adjustments of investment properties	-9,868	-2,285
Depreciation and amortization	20	16
Foreign exchange differences, net	885	275
Derivative financial instruments	-109	-47
Fair value gains of financial assets and liabilities at fair value through profit or loss	-598	-3
Dividends earned	-13	-9
Other financial costs	48	27
Deferred income tax	683	785
Non-controlling interest	-341	-83
Adjusted FFO (unaudited)	924	762

14

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of December 31, 2017

XVII. Brief comment on prospects for the next fiscal quarter

Prospects for fiscal year 2018 are positive, in light of the rebound in economic activity and consumption, which decelerated in 2017 as compared to 2016. We hope to continue growing in terms of sales, visitors to our shopping malls and tenants in our office spaces, as well as maintaining optimum occupancy levels.

During the second semester of the fiscal year 2018, we expect to consummate certain acquisitions of new lands or existing commercial properties, and we plan to make progress in the commercial developments already launched, including the 4,000 sqm expansion of our Alto Palermo shopping mall, the development of the 32,000 sqm office building in the commercial complex adjoining our Dot Baires shopping mall, and the “Catalinas” building in Buenos Aires, in which we own 16,012 sqm. In addition, in fiscal year 2018 and 2019 we expect to finish the expansion works in some of our shopping malls for approximately 21,000 of GLA. We will build 2,200 sqm to add 6 cinema screens in Alto Comahue, a large store of 3,000 sqm in Alto Rosario shopping mall, and a 12,700 sqm Sodimac store in Mendoza Plaza Shopping, and we will expand by 3,000 sqm Alto Avellaneda, our shopping mall located in the southern region of Buenos Aires. In addition, we will continue working on optimizing the performance of our current properties through improvements that allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and tenants alike.

We will continue to promote marketing actions, events and targeted promotions at our shopping malls to attract consumers, through the joint endeavors of the Company, the retailers and the credit card issuer banks, as these actions have proved to be highly effective and are welcomed by the public.

We expect that in 2018 IRSA Propiedades Comerciales will continue to consolidate itself as the leading commercial real estate company in Argentina. With more than 400,000 sqm of Gross Leasable Area distributed among the best shopping malls and offices in the country, our potential to build approximately 375,000 sqm, including expansion projects and new commercial developments, our low indebtedness level and long track record in accessing the capital markets, we believe that we are in a sound position to leverage on the various opportunities that may arise in Argentina in the future.

15